                                 724 SOLUTIONS INC.




                              ANNUAL INFORMATION FORM








                                 FOR THE YEAR ENDED
                                 DECEMBER 31, 1999











                                    MAY 19, 2000

                              TABLE OF CONTENTS

CORPORATE ORGANIZATION . . . . . . . . . . . . . . . . . . . . . . .1

 SUBSIDIARIES. . . . . . . . . . . . . . . . . . . . . . . . . . . .1

BUSINESS OF THE CORPORATION. . . . . . . . . . . . . . . . . . . . .2

 GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
 RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . .3
 INDUSTRY OVERVIEW . . . . . . . . . . . . . . . . . . . . . . . . .4
    GROWTH OF THE INTERNET . . . . . . . . . . . . . . . . . . . . .4
    GROWTH OF DIGITAL WIRELESS COMMUNICATIONS. . . . . . . . . . . .4
    CONVERGENCE OF WIRELESS COMMUNICATIONS AND THE INTERNET. . . . .5
    GROWTH OF E-COMMERCE . . . . . . . . . . . . . . . . . . . . . .5
    GROWTH OF ON-LINE FINANCIAL SERVICES . . . . . . . . . . . . . .5
 THE 724 SOLUTION. . . . . . . . . . . . . . . . . . . . . . . . . .6
 BUSINESS STRATEGY . . . . . . . . . . . . . . . . . . . . . . . . .8
 THE 724 SOLUTIONS FINANCIAL SERVICES PLATFORM . . . . . . . . . . 10
    NETWORK AND DEVICE GATEWAY . . . . . . . . . . . . . . . . . . 10
    SERVICES INFRASTRUCTURE. . . . . . . . . . . . . . . . . . . . 11
    ADMINISTRATION . . . . . . . . . . . . . . . . . . . . . . . . 12
    TRANSACTION AND CONTENT GATEWAY. . . . . . . . . . . . . . . . 12
    SECURITY . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
 APPLICATION SERVICE PROVIDER (ASP)/CONTACT CENTER SERVICES (CCS). 13
 TECHNOLOGY. . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
 THIRD PARTY REVENUES AND SALES. . . . . . . . . . . . . . . . . . 14
 FINANCIAL INFORMATION RELATING TO PRODUCTS AND SERVICES . . . . . 14
    SALES TO THIRD PARTY CUSTOMERS . . . . . . . . . . . . . . . . 15
    GEOGRAPHIC INFORMATION . . . . . . . . . . . . . . . . . . . . 15
 RESEARCH AND DEVELOPMENT. . . . . . . . . . . . . . . . . . . . . 16
 SALES, MARKETING AND CUSTOMER SUPPORT . . . . . . . . . . . . . . 16
 CUSTOMERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
    BANK OF MONTREAL . . . . . . . . . . . . . . . . . . . . . . . 17
    BANK OF AMERICA. . . . . . . . . . . . . . . . . . . . . . . . 17
    CITIGROUP. . . . . . . . . . . . . . . . . . . . . . . . . . . 18
    WELLS FARGO. . . . . . . . . . . . . . . . . . . . . . . . . . 18
    CLARITYBANK.COM. . . . . . . . . . . . . . . . . . . . . . . . 18
 STRATEGIC RELATIONSHIPS . . . . . . . . . . . . . . . . . . . . . 18
 COMPETITION . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
 INTELLECTUAL PROPERTY . . . . . . . . . . . . . . . . . . . . . . 20
 EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

 RISK FACTORS RELATED TO THE CORPORATION'S BUSINESS. . . . . . . . 21
    HISTORY OF LOSSES AND EXPECTED LOSSES IN THE FUTURE. . . . . . 21
    LIMITED OPERATING HISTORY. . . . . . . . . . . . . . . . . . . 21
    RAPID GROWTH . . . . . . . . . . . . . . . . . . . . . . . . . 22
    IMPLEMENTATION OF APPLICATION HOSTING SERVICE. . . . . . . . . 22
    CUSTOMERS ACQUIRING AN EQUITY INTEREST IN THE CORPORATION. . . 22
    LENGTHY AND COMPLEX SALES CYCLE. . . . . . . . . . . . . . . . 23
    THE INTERNET AS A VIABLE COMMERCIAL MEDIUM . . . . . . . . . . 23
    FAILURE TO ACHIEVE MARKET ACCEPTANCE . . . . . . . . . . . . . 23
    CONSUMER USE OF SERVICES BASED ON THE CORPORATION'S SOLUTION . 23
    DEPENDENCE ON THE SALE OF A SINGLE PRODUCT . . . . . . . . . . 24
    RELIANCE ON SALES TO FINANCIAL INSTITUTIONS. . . . . . . . . . 24

    SHORT TERM LICENSE AGREEMENTS. . . . . . . . . . . . . . . . . 24
    DIGITAL WIRELESS AND OTHER NETWORK SERVICE PROVIDERS . . . . . 25
    TECHNOLOGY STANDARDS . . . . . . . . . . . . . . . . . . . . . 25
    SECURITY BREACHES. . . . . . . . . . . . . . . . . . . . . . . 26
    FUTURE ACQUISITIONS. . . . . . . . . . . . . . . . . . . . . . 26
    COMPETITION. . . . . . . . . . . . . . . . . . . . . . . . . . 27
    INTERNATIONAL OPERATIONS . . . . . . . . . . . . . . . . . . . 27
    FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES. . . . . . . . 28
    MANAGEMENT AND OTHER QUALIFIED PERSONNEL . . . . . . . . . . . 28
    DEFECTS OR ERRORS IN SOFTWARE. . . . . . . . . . . . . . . . . 28
    PRODUCT LIABILITY CLAIMS . . . . . . . . . . . . . . . . . . . 28
    PUBLIC KEY INFRASTRUCTURE. . . . . . . . . . . . . . . . . . . 29
    ENCRYPTION TECHNOLOGY. . . . . . . . . . . . . . . . . . . . . 29
    RELIANCE ON THIRD PARTY SOFTWARE, TECHNOLOGY AND CONTENT . . . 29
    INTELLECTUAL PROPERTY. . . . . . . . . . . . . . . . . . . . . 30
    YEAR 2000 COMPLIANCE . . . . . . . . . . . . . . . . . . . . . 31
    AVAILABILITY OF CAPITAL. . . . . . . . . . . . . . . . . . . . 31
    TAX LIABILITY FOR SHAREHOLDERS . . . . . . . . . . . . . . . . 32
    ABILITY TO ISSUE PREFERRED SHARES. . . . . . . . . . . . . . . 32
 RISK FACTORS RELATED TO THE CORPORATION'S INDUSTRY. . . . . . . . 33
    GROWTH OF THE INTERNET . . . . . . . . . . . . . . . . . . . . 33
    GROWTH OF WIRELESS DATA SERVICES . . . . . . . . . . . . . . . 33
    CONSUMER CONFIDENCE IN THE SECURITY OF ON-LINE FINANCIAL
      TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . 33
    GOVERNMENT REGULATIONS . . . . . . . . . . . . . . . . . . . . 34
 RISK FACTORS RELATED TO OWNERSHIP AND TRADING MARKET. . . . . . . 34
    CONCENTRATION OF SHARE OWNERSHIP . . . . . . . . . . . . . . . 34
    VOLATILITY OF STOCK PRICE. . . . . . . . . . . . . . . . . . . 34
    FUTURE SALES OF COMMON SHARES. . . . . . . . . . . . . . . . . 34

DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . . . . . 35

LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . 35

CONTROL OF THE CORPORATION . . . . . . . . . . . . . . . . . . . . 36

NATURE OF THE TRADING MARKET . . . . . . . . . . . . . . . . . . . 37

GOVERNMENT REGULATION. . . . . . . . . . . . . . . . . . . . . . . 37

TAXATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37

 CERTAIN INCOME TAX CONSEQUENCES . . . . . . . . . . . . . . . . . 37
 U.S. FEDERAL INCOME TAX CONSIDERATIONS. . . . . . . . . . . . . . 39
    PASSIVE FOREIGN INVESTMENT COMPANIES . . . . . . . . . . . . . 40
 CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. . . . . . . . . . . . 42

SELECTED CONSOLIDATED FINANCIAL INFORMATION. . . . . . . . . . . . 43

 SUMMARIZED FINANCIAL INFORMATION DATA . . . . . . . . . . . . . . 44
 QUARTERLY SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . 44
 DIVIDEND POLICY . . . . . . . . . . . . . . . . . . . . . . . . . 45
 EXCHANGE RATES. . . . . . . . . . . . . . . . . . . . . . . . . . 45

MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . . . . . . . . . . . . 45

DIRECTORS AND OFFICERS . . . . . . . . . . . . . . . . . . . . . . 45

COMPENSATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . . . . 49

OPTIONS TO PURCHASE SECURITIES FROM THE CORPORATION. . . . . . . . 49

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS . . . . . . . . . . 49

DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . . . . . . . 50

 AUTHORIZED AND ISSUED SHARE CAPITAL . . . . . . . . . . . . . . . 50
 COMMON SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . 50
 PREFERRED SHARES. . . . . . . . . . . . . . . . . . . . . . . . . 50
 REGISTRAR AND TRANSFER AGENTS . . . . . . . . . . . . . . . . . . 50

CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
 SECURITIES AND USE OF PROCEEDS  . . . . . . . . . . . . . . . . . 50

ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . 51

       ALL DOLLAR AMOUNTS REFERRED TO IN THIS DOCUMENT ARE REFERENCES TO U.S. DOLLARS UNLESS OTHERWISE STATED.

       STATEMENTS UNDER "BUSINESS OF THE CORPORATION", "RISK FACTORS", "MANAGEMENT'S DISCUSSION AND ANALYSIS" AND ELSEWHERE IN THIS DOCUMENT (INCLUDING STATEMENTS INCORPORATED BY REFERENCE) ABOUT THE CORPORATION'S FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, GOALS OR ACHIEVEMENTS OR OTHER FUTURE EVENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE CORPORATION'S FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, AMONG OTHERS, THOSE LISTED UNDER "RISK FACTORS" OR DESCRIBED ELSEWHERE IN THIS FORM.

       IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "MAY", "WILL", "SHOULD", "COULD", "EXPECTS", "PLANS", "INTENDS", "ANTICIPATES", "BELIEVES", "ESTIMATES", "PREDICTS", "POTENTIAL" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS OF THESE WORDS, OR OTHER COMPARABLE WORDS OR PHRASES.

       ALTHOUGH THE CORPORATION BELIEVES THAT THE EXPECTATIONS REFLECTED IN ITS FORWARD-LOOKING STATEMENTS ARE REASONABLE, THE CORPORATION CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OR OTHER FUTURE EVENTS. THE CORPORATION IS UNDER NO DUTY TO UPDATE ANY OF ITS FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS DOCUMENT, OTHER THAN AS REQUIRED BY LAW. UNDUE RELIANCE SHOULD NOT BE PLACED ON FORWARD-LOOKING STATEMENTS.

                           ANNUAL INFORMATION FORM
      (Information as at December 31, 1999, unless otherwise indicated)

                              724 SOLUTIONS INC.

                            CORPORATE ORGANIZATION

       724 Solutions Inc. (the "Corporation") was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) on July 28, 1997. Pursuant to Articles of Amalgamation dated July 7, 1999, the Corporation amalgamated with 1344495 Ontario Limited, a wholly-owned subsidiary, and continued under the name 724 Solutions Inc. Pursuant to Articles of Amendment dated December 30, 1999, the Corporation effected a 2 for 1 split of its common shares. Pursuant to Articles of Amendment dated January 27, 2000, the Corporation removed the private company restrictions and revised the rights, privileges, and conditions attaching to the preference shares.

       The registered and principal office of the Corporation is located at 4101 Yonge Street, Suite 702, Toronto, Ontario, M2P 1N6.

       In this document, unless the context otherwise requires, references to the "Corporation" include 724 Solutions Inc., together with its wholly-owned subsidiaries.

       IN THIS DOCUMENT, UNLESS OTHERWISE SPECIFICALLY STATED, ALL INFORMATION IS AS AT DECEMBER 31, 1999 AND ALL DOLLAR AMOUNTS ARE REFERENCES TO U.S. DOLLARS.

SUBSIDIARIES

       The Corporation also carries on its business through six wholly-owned subsidiaries.

                                                JURISDICTION OF
                                                 INCORPORATION,
                                                 CONTINUANCE OR         PERCENTAGE OF VOTING SHARES       PERCENTAGE OF NON-VOTING
               CORPORATION                        ORGANIZATION               HELD OR CONTROLLED                  SHARES HELD
 --------------------------------------      ---------------------      ---------------------------       ------------------------
 724 Solutions International SRL             Barbados                               100%                             N/A
 724 Solutions Corp.                         Delaware                               100%                             N/A
 724 Solutions (UK) Limited                  United Kingdom                         100%                             N/A
 724 Solutions SRL Holdco Inc.               Ontario                                100%                             N/A
 YRless Internet Corporation (as of          Canada                                 100%                             N/A
 March 2000)
 Sapphire Merger Sub, Inc. (as of March      California                             100%                             N/A
 2000)

                             BUSINESS OF THE CORPORATION

GENERAL

       The Corporation was established in July 1997 to conceive, design and deliver an Internet infrastructure solution that enables financial institutions to deliver financial information and services using a broad range of Internet-enabled devices. The Corporation currently provides such an Internet infrastructure solution to financial institutions, which enables them to offer personalized and secure on-line banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The Corporation's solution currently enables consumers to access on-line banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. The Corporation's customers are now in the initial phases of offering e-commerce services based upon the 724 Solutions Financial Services Platform (the "724 Solutions FSP"). With critical security features built in, the Corporation's solution can be quickly implemented and integrated with existing systems, and scaled or expanded to accommodate future growth. As an example, on April 5, 2000, Indigo Books and Music, Inc. (a books, music and gifts retail company) became the first Canadian retailer to offer wireless e-commerce in collaboration with Bank of Montreal and Bell Mobility. Customers can access Indigo.ca wireless through "Veev", the wireless service offered by Bank of Montreal using the Corporation's software. Using the 724 Solutions FSP, financial institutions may build on their customers' trust and provide new levels of service in an easy to use, personalized manner. The Corporation's technology may be adapted for use by other types of on-line merchants and for other applications.

       For the period from July 1997 to May 1999, the Corporation was in a development phase, conducting research and developing its product. In May 1999, the Corporation launched its product on a trial basis. During this trial, a limited number of Bank of Montreal's customers were able to access banking and brokerage services and lifestyle content, including news, stock quotes, weather, lottery results and horoscopes, through Internet-enabled devices, specifically PalmPilot connected organizers and mobile phones. This trial was completed in September 1999. During the period from May through December 1999, the Corporation filled key management positions in its sales and marketing departments, attracted Bank of America, Citigroup Inc. and Sonera Corporation as additional investors, entered into license agreements with Bank of America, Wells Fargo and Citigroup and continued to develop its product. Since December 31, 1999, the Corporation has entered into a license agreement with a Citigroup affiliate to provide services in Asia pursuant to its license agreement with Citicorp Strategic Technology Corporation and has entered into a license agreement with Claritybank.com.

       The emergence of the Internet is having a significant effect on the delivery of financial services to consumers. As a group, on-line consumers represent an affluent and important market segment. These consumers are increasingly using new methods, including wireless technologies, to access the Internet. The convergence of the Internet and digital wireless technologies presents new opportunities for financial institutions. Using the 724 Solutions FSP, financial institutions can differentiate their services to retain and strengthen their existing customer relationships and attract new customers.

       The Corporation's objective is to become the leading provider of Internet infrastructure solutions for the secure delivery of transaction and information services to consumers. The Corporation's target market includes the largest financial institutions worldwide. Bank of America, Citigroup, Bank of Montreal, Wells Fargo and Claritybank.com are in various stages of implementing the Corporation's software.

RECENT DEVELOPMENTS

The Corporation completed an initial public offering of 6,000,000 common shares at a price of Cdn. $37.31 per share (U.S. $26.00 per share) pursuant to a prospectus dated January 27, 2000, which closed on February 2, 2000.
The Corporation granted an over-allotment to its underwriters to purchase a maximum of 900,000 additional common shares on the same terms, which was exercised in full on February 2, 2000. The aggregate proceeds raised by the Corporation amounted to Cdn. $259.2 million (Cdn. $241.0 million net of underwriters' fees). For further information regarding the underwriters and their fees, see "Interest of Insiders in Material Transactions" on page 29 of the Corporation's Management Information Circular dated April 25, 2000 and filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000, and which is incorporated by reference herein. This circular was also filed as an exhibit to the Corporation's Report on Form 6-K, which was filed with the Securities and Exchange Commission on May 3, 2000, and is also incorporated by reference herein.

       In February and March 2000, the Corporation announced a number of key commercial relationships, including those described below.

       Motorola is working with the Corporation to develop wireless financial solutions to help meet the growing demand for secure financial transactions. The Corporation expects that Motorola will help enable the Corporation to deploy its financial software applications in a variety of Internet-enabled Motorola wireless devices, expanding the customer reach of financial institutions working with the Corporation. The Corporation also plans to work with Motorola to identify and create solutions that meet the ongoing needs of financial institutions and network operators.

       Ericsson is working with the Corporation to create a mobile e-commerce solution based on the 724 Solutions FSP. The Corporation expects to collaborate with Ericsson on devices, wireless infrastructure and standards, and secure payments between financial institutions, merchants and consumers. The Corporation expects that this relationship will enable it to provide speed to market and a complete solution for financial institutions' mobile e-commerce needs.

       Baltimore Technologies, a leader in wireless e-security solutions, announced the unveiling of a new partner program to extend e-security to mobile transactions. The Corporation has joined the Telepathy initiative that Baltimore has established to provide its partners and customers with wireless e-security solutions, accelerating the adoption of mobile commerce worldwide. This relationship reinforces the Corporation's goal of working with advanced software security providers to ensure the integrity of the 724 Solutions FSP.

       The Corporation is in the process of establishing its application hosting services, and has chosen Exodus Communications, a leader in complex Internet hosting and managed services, to host the Corporation's Internet operations. By working with Exodus, the Corporation will be able to offer customers the advantage of a speedier time-to-market and increased cost-effectiveness by reducing or eliminating the complexity of setting up the host environment for the 724 Solutions FSP.

       The Corporation has entered into an agreement with MasterCard International to develop and deliver global infrastructure software solutions for conducting payment transactions using mobile phones, personal digital assistants (PDAs) and other Internet-enabled devices. With the development of these technologies, MasterCard's member financial institutions worldwide will be able to use the Corporation's technology to extend highly secure payment capabilities to customers who can make purchases or pay bills using wireless devices.

       The Corporation has entered into an agreement to acquire ezlogin.com, Inc., a leading provider of internet infrastructure tools for user-driven personalization. The acquisition is subject to customary closing conditions, and if those conditions are satisfied, the acquisition is likely to be completed by the end of the second quarter of 2000. On closing, the Corporation will acquire ezlogin.com in exchange for approximately 888,934 of the Corporation's common shares (or stock options to acquire such shares).

       In March 2000, the Corporation acquired Internet messaging gateway developer YRless Internet Corporation of Oakville, Ontario. The Corporation expects that YRless' software will help speed-up development of the 724 Solutions FSP. The aggregate purchase consideration is approximately U.S.$5.8 million, payable over three years. YRless developed the YMG-2000 - a fully scalable, platform-independent short messaging service (SMS) gateway for wireless carriers. The YMG-2000 product is licensed by Bell Mobility, Telus Mobility, and U.S. satellite network provider ORBCOMM Global.

INDUSTRY OVERVIEW

GROWTH OF THE INTERNET

       The Internet has emerged as a global communications medium to deliver and share information and conduct business electronically. International Data Corporation (IDC) estimates that the number of worldwide Internet users will grow from approximately 142 million users in 1998 to 502 million users by the end of 2003. The dramatic growth in the number of Internet users has led to a proliferation of information and services on the Internet, including financial services, e-mail, e-commerce, news and lifestyle content. The Corporation believes that consumers are increasingly seeking personalized and practical Internet applications that they can use in their daily activities.

GROWTH OF DIGITAL WIRELESS COMMUNICATIONS

       Digital wireless communications have grown rapidly due to declining consumer costs, expanding network coverage, the availability of extended service features such as voice and text messaging and the proliferation of wireless devices. These wireless devices include personal digital assistants such as PalmPilot connected organizers, Handspring Visor, "Pocket PC" organizers and mobile phones such as the Neopoint 1000, Qualcomm 2700, Ericsson R320, Nokia 7110 and Motorola Timeport, as well as two-way pagers, such as those developed by Research In Motion and Motorola. Dataquest estimates that there were approximately 217 million digital wireless subscribers worldwide at the end of 1998 and projects that this number of subscribers will grow to approximately 828 million by the end of 2003. Recent developments in wireless technology and deployment of digital data networks have enabled the introduction of wireless data applications such as financial services, news and lifestyle content.

CONVERGENCE OF WIRELESS COMMUNICATIONS AND THE INTERNET

       The convergence of wireless communications and the Internet has created new opportunities for the delivery of wireless data services. Dataquest estimates that the number of wireless data subscribers worldwide will grow from approximately 16 million at the end of 1998 to approximately 111 million at the end of 2003. The Corporation expects that the convergence of wireless communications and the Internet will enable the delivery of wireless multimedia applications, including voice, data, image and video. International wireless technology groups, such as the Wireless Application Protocol Forum and the Symbian Alliance, have created global standards for the transmission of wireless applications, which the Corporation believes will help lead to mass penetration of the market for wireless devices and services.

GROWTH OF e-COMMERCE

       With the emergence of the Internet as a globally accessible, fully interactive medium, many individuals and companies that have traditionally conducted business in person, through the mail or over the telephone now increasingly conduct business electronically. The Corporation expects that consumer use of e-commerce will accelerate as more individuals gain access to the Internet, as the cost of Internet access decreases and as security concerns are alleviated. In some parts of the world, particularly in a number of European and Asian countries, e-commerce opportunities have been limited because credit cards, which are currently the only secure form of on-line payment, are not widely used. The Corporation expects these consumers to embrace e-commerce once a direct payment system is available. According to IDC, Internet users worldwide were expected to purchase more than $100 billion in goods and services in 1999, increasing to $11.1 trillion in 2003.

GROWTH OF ON-LINE FINANCIAL SERVICES

       THE OPPORTUNITY. Financial services are well suited for Internet e-commerce. Consumers are increasingly conducting on-line transactions with banks and securities brokers. These transactions can be faster, less expensive and more convenient than transactions conducted through a broker, teller or ATM. IDC expects that the number of users banking on-line in the U.S. will increase from eight million in 1998 to approximately 40 million by the end of 2003. In addition, IDC expects the number of on-line brokerage accounts to continue to grow rapidly from six million in 1998 to 24 million in 2002. The growth of electronic financial services has intensified price-based competition among providers of financial services and has increased consumer expectations for value-added services. Traditional financial institutions are at risk of having their consumer base eroded by emerging on-line competitors, who are driving the shift in the delivery of financial products and services from the traditional physical infrastructure to electronic channels. This potential loss of consumers creates a sense of urgency for traditional financial institutions to respond with strategies that build on their unique trust relationship with consumers and the strengths of their traditional channels and services. Traditional financial institutions are well positioned to overcome consumer concerns about security and to drive adoption of on-line services by their large and attractive customer base. The Corporation believes that the increasing popularity of new Internet-enabled devices will help generate greater demand for on-line financial services and provide an opportunity for financial institutions to deliver secure personalized service to their consumers.

       THE CHALLENGE. Large financial institutions have made significant investments in computer systems that were not designed to facilitate e-commerce. As consumers increasingly demand services through the Internet and other electronic channels, financial institutions require a solution that enables their existing systems to exchange information with their consumers across a variety of Internet-enabled devices. This exchange requires a complex bridging architecture that can interface with a variety of access devices, communication protocols, operating systems, and network and security technologies. The solution must also be secure, to protect the integrity and confidentiality of information, and scalable, to process an increasing number of transactions. The ideal solution must also enable rapid deployment and the flexibility to add additional functions and services.

THE 724 SOLUTION

       The Corporation provides an Internet infrastructure solution that enables the delivery of secure and personalized electronic information services, transactions and payments using a broad range of mass-market wired and wireless Internet-enabled devices, including digital mobile phones, personal computers, two-way paging devices and personal digital assistants.

       The Corporation's initial focus is on providing a solution to large financial institutions worldwide. Financial institutions are in a position to use their large consumer base and unique trust relationship with consumers to accelerate the adoption of on-line financial services. The Corporation's solution provides a robust and scalable platform that enables financial institutions to deliver branded financial services to their consumers on Internet-enabled devices in a personalized, secure and cost efficient manner.

       The 724 Solutions FSP uses an open architecture and industry standards. The architecture has been specifically designed to be extendable, allowing for the addition of new devices, content and services.

                     724 SOLUTIONS FINANCIAL SERVICES PLATFORM

--------  ----------  ----------------------------------------  ------------
        ||          ||          |                |            ||  MERCHANTS |
        ||          || NETWORK  |                |TRANSACTION | ------------
CONSUMER||  ACCESS  ||   AND    |    SERVICES    |    AND     | ------------
DEVICES ||PROVIDERS || DEVICE   | INFRASTRUCTURE |  CONTENT   ||  FINANCIAL |
        ||          || GATEWAY  |                |  GATEWAY   ||INSTITUTIONS|
        ||          ||          |                |            | ------------
        ||          ||----------------------------------------| ------------
        ||          ||               ADMINISTRATION           ||  CONTENT   |
--------  ----------  ----------------------------------------  ------------
                                      |
                                  -----------
                                 |   DATA    |
                                 | WAREHOUSE |
                                  -----------

             ------------------------------------------------------
                                   SECURITY
             ------------------------------------------------------



       The architecture has four major components:

       - THE NETWORK AND DEVICE GATEWAY provides access to a variety of Internet-enabled devices and networks to ensure a consistent consumer experience. The 724 Solutions FSP automatically determines the appropriate presentation of information for the device being used.

       - THE SERVICES INFRASTRUCTURE enables: consumer applications, such as banking, brokerage and e-commerce; personalization of the user experience; notification services based on the consumer's interests and priorities; and targeted marketing services. The services infrastructure also enables session management, which ensures the continuity of a transaction over the network. The architecture is supported by an overall administrative function designed for easy and efficient management.

       - THE TRANSACTION AND CONTENT GATEWAY connects to a financial institution's existing infrastructure through a server using Open Financial Exchange (OFX) or Extensible Markup Language (XML), two communication standards that permit the electronic exchange of data, and to merchants and content providers through the use of XML.

       - THE SECURITY LAYER provides security throughout the communication and payment process from the consumer through to the network service provider. The Corporation's solution is compatible with existing security technology used by financial institutions and wireless and other network service providers.

       The Corporation believes that its solution will enable financial institutions to maintain and deepen consumer relationships and accelerate the adoption of Internet-based financial services. The Corporation's solution can be rapidly implemented, integrates easily with existing systems, addresses security issues, is scalable and provides a robust platform for future growth. Key benefits of the Corporation's solution include:

       - SPEED TO MARKET: Launched in May 1999, the Corporation's solution can be rapidly installed, branded and offered to consumers.

       - EASE OF INTEGRATION WITH EXISTING SYSTEMS: The 724 Solutions FSP links to a financial institution's existing systems, enabling financial institutions to preserve their existing investment, and to extend the productivity and functionality of their existing infrastructure to new electronic channels.

       - SECURITY: The security framework of the 724 Solutions FSP addresses financial institutions' stringent security standards, creating an environment of trust for consumers and allowing merchants to offer e-commerce services with reduced fraud-related concerns.

       - SCALABILITY AND MANAGEABILITY: The 724 Solutions FSP is designed to add users efficiently and effectively. The Corporation believes that the 724 Solutions FSP can support significant growth in users with little increase in infrastructure. It has a built in set of tools to easily manage recovery, redundancy and deployment.

       - ABILITY TO EXPAND FUNCTIONALITY: The 724 Solutions FSP is designed to facilitate the addition of new devices, content and services. It provides a robust platform for the growth of electronic financial services and e-commerce.

       - MAINTAIN AND DEEPEN CONSUMER RELATIONSHIPS: The Corporation's solution allows financial institutions to connect directly with consumers wherever they can obtain wired or wireless Internet access. The solution also allows consumers to set up their own personal preferences and alerts for an easy-to-use experience. The information contained in the personalization and notification databases provides the Corporation's customers with a competitive advantage in building consumer loyalty through the delivery of value-added services.

       The Corporation believes that its solution benefits its customers and the companies with which it has strategic relationships by enabling the delivery of differentiated on-line financial services. These services increase consumer loyalty and drive wireless airtime usage, consumer electronic device sales, and the purchase of other products and services.

BUSINESS STRATEGY

       The Corporation's objective is to become the leading provider of an Internet infrastructure for the secure delivery of services using a broad range of Internet-enabled devices. Its strategy is to:

       FOCUS ON LARGE FINANCIAL INSTITUTIONS: The Corporation's initial focus is on providing its solution to large financial institutions worldwide, particularly banks and brokerage firms. The Corporation believes that large financial institutions have both the scale and global consumer base to maximize the adoption of services based on its product. Bank of Montreal, Bank of America, Citigroup, Wells Fargo and Claritybank.com are in various stages of implementing the Corporation's solution. The Corporation believes that the trust relationship these institutions have with consumers, combined with its secure payment infrastructure, will accelerate consumer adoption of on-line financial services and e-commerce transactions.

       ACCELERATE WORLDWIDE ADOPTION OF SOLUTION: In an effort to encourage rapid deployment of the Corporation's solution by financial institutions, the Corporation is:

       - Establishing relationships and alliances worldwide with wireless and other network service providers, device manufacturers and content and technology providers;

       - Providing a compelling consumer experience through a consistent user-friendly interface on a variety of Internet-enabled devices;

       - Building a worldwide Application Service Provider hosting service for the Corporation's customers, which will allow for quick delivery of services to their customers, as well as a managed contact center service, which will help ensure a rich initial consumer experience; and

       - Reducing its customers' initial cost of using its solution by charging a variable license fee based on the number of users per month, subject to specific minimum fees.

       EXPAND PLATFORM: The Corporation's architecture is designed to be extendable, enabling its customers to continue to offer additional on-line services across a variety of protocols, operating systems, networks and devices to maximize consumer reach. The Corporation expects to further expand its reach by supporting additional devices and broadening its functionality by introducing new applications, content and services. For example, the Corporation plans to integrate into its solution public key infrastructure (PKI) technology, which facilitates the management of the tools necessary to ensure authentication of user identity and the non-repudiation of transactions. The Corporation believes that this security feature is essential for the widespread adoption of e-commerce transactions. Additionally, the Corporation has established its Advanced Technology Center
(ATC) to, among other things, gain early access to device, wireless and network technologies.

       PURSUE SELECTIVE ACQUISITIONS TO EXPAND CAPABILITIES: The Corporation intends to pursue acquisitions of companies and technologies that it believes will allow it to quickly increase the scale and scope of its operations, such as expanding its research and development team, expanding into new geographical markets or industry sectors and providing new services.

       DEVELOP APPLICATIONS FOR OTHER SECTORS: Once the Corporation has established a significant presence in the financial services sector, it expects to use many of the components of its architecture in other industries such as insurance, sales force management and logistics.

THE 724 SOLUTIONS FINANCIAL SERVICES PLATFORM

       The 724 Solutions FSP enables the delivery of secure and personalized electronic information, services, transactions and payments using a broad range of mass-market wired and wireless Internet-enabled devices. The 724 Solutions FSP is extendable across a wide array of protocols, operating systems and networks, enabling financial institutions to deliver personalized transactions, services and information to their customers over a wide range of communications networks.

       The 724 Solutions FSP architecture is illustrated below:

 ---------------------------------------------------------------------------
|               |      SERVICES INFRASTRUCTURE       |                      |
|               |                                    |                      |
|               |       CONSUMER APPLICATIONS        |     TRANSACTION      |
| NETWORK AND   |                                    |         AND          |
|    DEVICE     |   BANKING, BROKERAGE, E-COMMERCE   |       CONTENT        |
|   GATEWAY     |------------------------------------|       GATEWAY        |
|               |          PERSONALIZATION           |                      |
|               |------------------------------------|                      |
|               |      NOTIFICATION AND ALERTS       |                      |
|               |------------------------------------|                      |
|               |    TARGETED MARKETING SERVICES     |                      |
|               |------------------------------------|                      |
|               |         SESSION MANAGEMENT         |                      |
 ---------------------------------------------------------------------------
|                                                                           |
|                            ADMINISTRATION                                 |
|                                                                           |
----------------------------------------------------------------------------
                                  |
                          -----------------
                         |       DATA      |
                         |     WAREHOUSE   |
                          -----------------

        ------------------------------------------------------
                               SECURITY
        ------------------------------------------------------

NETWORK AND DEVICE GATEWAY

       The network gateway transforms data from the 724 Solutions FSP into formats suitable for use in a wide variety of wired and wireless networks including Code Division Multiple Access (CDMA), Global System for Mobile Communication (GSM), Time Division Multiple Access (TDMA), Cellular Digital Packet Data (CDPD), Mobitex and Internet Protocol. Almost all digital mobile systems worldwide use one of these major types of wireless access formats for voice and data communications. This gateway enables the Corporation's customers to quickly deploy their services through multiple network service providers and allows for new protocols to be supported without changes to the architecture.

       The device gateway supports the presentation of the Corporation's applications on multiple devices. It recognizes the type of device a consumer is using and optimizes the format of the information for the characteristics of that particular device type. The Corporation's software automatically formats information delivered to a device using style sheets programmed in Extensible Markup Language (XML) or Extensible Style Language
(XSL), a widely used language in Internet communications. This approach enables the Corporation's customers to deliver services over many types of access devices, and allows new devices to be supported without changes to the Corporation's architecture. The network and device gateway ensures consumers receive a consistent and user-friendly experience regardless of the device used.

SERVICES INFRASTRUCTURE

       CONSUMER APPLICATIONS. The 724 Solutions FSP enables the delivery of applications that include the following:

       BANKING                                     BROKERAGE

       - account information and statements        - investment statements
       - credit card statements                    - holdings and activities
       - intra-bank transfers                      - balances and open orders
       - bill payment                              - order placement and
       - bill presentment*                           confirmation*

       SECURITY ANALYSIS                           INFORMATIONAL

       - trading data and charting                 - news
       - detailed stock quotes                     - weather
       - watchlists                                - horoscopes
       - alerts                                    - lottery results

       E-COMMERCE

       - direct purchase and payment
       - travel services*

---------------
* EXPECTED TO BE OFFERED BY THE CORPORATION'S CUSTOMERS DURING 2000.


       These applications are designed to be easy to use by consumers and provide functions that can be quickly delivered to market.

       PERSONALIZATION. The Corporation's solution enables consumers to customize their services through a single set-up procedure. Once completed, a consumer's preferences are stored in a unique profile on the network rather than on a specific device. Thereafter, a consumer may use any Internet-enabled device to access his or her account to retrieve information and conduct transactions without repeating the set-up procedure. Changes in preferences made by a consumer on one device will automatically be reflected on all other devices used by that consumer.

       NOTIFICATION AND ALERTS. The 724 Solutions FSP allows consumers to be notified immediately of specific events such as stock price movements or releases of relevant research. In the future, the Corporation expects that its platform will allow notification of changes in a bank account balance above or below a previously specified amount. The notification service supports a variety of alert mechanisms such as text messages using e-mail and standard mobile network short messaging service (SMS), which facilitates the transmission of messages between subscribers and external systems such as e-mail, paging and voicemail.

       TARGETED MARKETING SERVICES. Using data generated from personalized profiles, financial institutions have the ability to gain a better understanding of their consumers' needs and interests. The Corporation's targeted marketing service allows the distribution of information directly to their consumers with personalized messages or services based on their preferences.

       SESSION MANAGEMENT. The 724 Solutions FSP's session management system ensures continuity of a transaction over the network. For example, if a user is disconnected during a transaction but is able to reconnect within a prescribed period of time, the user can complete the transaction without repeating the login process or previous entries.

ADMINISTRATION

       The administration function allows the 724 Solutions FSP to be managed within a customer's existing computer infrastructure. Through these services, platform administrators can start and stop individual servers, add or remove resources such as hardware from the platform without disrupting service, monitor performance and perform system back-up procedures. These administration services can be integrated with popular systems management tools, allowing the 724 Solutions FSP to be monitored as part of a financial institution's overall computing environment. The Corporation provides a feed into a data warehouse of all transactions recorded by the system.

TRANSACTION AND CONTENT GATEWAY

       The 724 Solutions FSP interfaces with the existing systems of financial institutions through the transaction and content gateway. This connection is made using Open Financial Exchange (OFX), an industry standard specification for the exchange of financial data between financial institutions and consumers through the Internet, or using Extensible Markup Language (XML). Merchants and content providers connect to the Corporation's system through an XML interface. This gateway allows customers to quickly and easily connect to the 724 Solutions FSP and to extend the value of their existing systems.

SECURITY

       The Corporation's security framework is based on a strict methodology of threat evaluation, risk analysis and policy creation, designed to address authentication, authorization, privacy, integrity and non-repudiation. A conventional user id/password mechanism provides user identification and authentication. The Corporation's software incorporates standard cryptography protocols that ensure the confidentiality of communications between servers, including Secure Socket Layer (SSL) and Transport Layer Security (TLS), enhanced with Elliptical Curve Cryptography
(ECC) cypher-suites from Certicom, to ensure the privacy of transactions and communications. These security technologies require minimal computing power for encrypting and decrypting messages, making them well suited for secure communications to wireless handheld devices. The corporation is currently working to incorporate Public Key Infrastructure (PKI) technology into its applications to provide additional support for user authentication and non-repudiation. Use of PKI technology, which supports digital signatures, is expected to grow as a means of creating a secure e-commerce environment over the Internet or virtual private networks. This security framework addresses financial institutions' rigorous security requirements, creating an environment of trust for consumers and allowing merchants to offer e-commerce services with reduced fraud-related concerns.

APPLICATION SERVICE PROVIDER (ASP)/CONTACT CENTER SERVICES (CCS)

       The Corporation is establishing an application hosting service to host and manage the server infrastructure and software platform for its customers and plans to offer Contact Center Services for customers and consumer users of the application.

       The application hosting facilities will support the scalability of the 724 Solutions FSP. The Corporation expects to provide these services worldwide, with facilities based in Europe, Asia and North America. The Corporation may acquire or partner with third parties to provide this service. The Corporation may also provide this service by establishing application hosting facilities of its own or through a combination of application hosting facilities requested by its customers or potential customers. The Corporation has recently chosen Exodus Communications Inc., a leader in complex Internet hosting and managed services, to host its Internet operations. By working with Exodus, the Corporation will accelerate the time-to-market for customers who choose to outsource the task of hosting and managing its solution. The first customer to be hosted by 724 Solutions' ASP is expected to be online in June of 2000. The Corporation expects that the services provided by Exodus will be used to host additional customers before August 2000.

       The CCS will provide a starter service for its customers' contact centers and a managed contact center service. Through each of these services, the Corporation will provide the customer access to the 724 Solutions FSP and the training required to support and use the 724 Solutions FSP. The purpose of the CCS will be to ensure a consistent and satisfactory consumer experience when using the services based on the 724 Solutions FSP, particularly during the early phases of these services.

TECHNOLOGY

       The Corporation's open-architecture platform communicates with its customers' systems via an industry standard called Open Financial Exchange
(OFX) gateway. The 724 Solutions FSP supports connectivity with Windows NT, the Internet, and database servers compliant with Open Database Connectivity
(ODBC), a standard protocol for accessing database servers.  The

Corporation is enhancing the 724 Solutions FSP to support Sun Microsystems' Solaris operating system and other standards, including Financial Information Exchange (FIX), a messaging standard that permits real-time electronic securities transactions. The Corporation's open architecture allows it to rapidly integrate a wide range of new technologies, in order to enhance the functionality and reliability of its solution.

       The Corporation's architecture complies with Common Object Request Broker Architecture (CORBA), a standard for application software design used widely in the software industry. The Corporation also uses other widely accepted standards in developing its product, including the following:

       - encryption technologies such as Certicom's Elliptical Curve Cryptography (ECC) and Secure Socket Layer (SSL), and RC4, a technology that permits the encryption of large amounts of data;

       - Hypertext Transfer Protocol (HTTP), the primary data protocol used for Internet communications; and

       - Simple Mail Transport Protocol (SMTP), a standard protocol for e-mail transmissions among different types of systems.

       The Corporation is a member of the Wireless Application Protocol Forum, an industry association that has developed a leading standard for wireless information and telephony services on digital mobile phones and other digital wireless devices. Members of this organization include network service providers, device manufacturers, leading infrastructure providers and software developers.

       The Corporation's programs are written in C++ and Java, widely accepted standard programming languages for developing object-oriented applications. The Corporation also makes extensive use in its software applications of Extensible Markup Language (XML), which was completed by the World Wide Web consortium in 1998.

THIRD PARTY REVENUES AND SALES

       Total revenues from third party customers was $491,000 (representing software development revenue of $1,678,000, net of stock-based compensation related to software revenue of $1,395,000, plus services revenue of $208,000) for the year ended December 31, 1998 and $1,222,000 (representing software development revenue of $1,697,000, net of stock-based compensation related to software revenue of $1,644,000, plus services revenue of $1,169,000) for the year ended December 31, 1999.

FINANCIAL INFORMATION RELATING TO PRODUCTS AND SERVICES

       The Corporation's primary focus is to provide an Internet infrastructure solution that enables the delivery of secure and personalized electronic information services, transactions and payments using a broad range of mass-market wired and wireless Internet-enabled devices. The following table sets forth, for each category of product or service, the amount of revenues received by the Corporation from third parties during the three previous fiscal years:

SALES TO THIRD PARTY CUSTOMERS

                          YEAR ENDED           YEAR ENDED           YEAR ENDED
PRODUCT OR SERVICE     DECEMBER 31, 1997    DECEMBER 31, 1998    DECEMBER 31, 1999
-------------------   ------------------    -----------------    -----------------
Product License Fees        NIL                $283,000(1)            $53,000(3)
Services                    NIL                $208,000(2)         $1,169,000(4)

Notes:

1. This sum represents software development revenue of $1,678,000, net of stock-based compensation related to software revenue of $1,395,000. This sum also represents 58% of the Corporation's total consolidated revenues for all segments for the applicable fiscal year.

2. This sum represents 42% of the Corporation's total consolidated revenues for all segments for the applicable fiscal year.

3. This sum represents software development revenue of $1,697,000, net of stock-based compensation related to software revenue of $1,644,000.

4. This sum represents 96% of the Corporation's total consolidated revenues for all segments for the applicable fiscal year.


       For the year ended December 31, 1998, 100% of all sales made by the Corporation were made in Canada and 100% of the Corporation's revenues were derived from sales to one customer. For the year ended December 31, 1999, after adjusting for stock-based compensation relating to software development, 93% of all sales made by the Corporation were made in the United States and 100% of the Corporation's revenues were derived from sales to three customers.

       The following table breaks down the total sales by category of product or service, and into geographic markets.

GEOGRAPHIC INFORMATION

                                                        YEAR ENDED                YEAR ENDED              YEAR ENDED
PRODUCT OR SERVICE       GEOGRAPHIC MARKET           DECEMBER 31, 1997         DECEMBER 31, 1998       DECEMBER 31, 1999
------------------       -----------------           -----------------         -----------------       -----------------
Product License Fees       Canada                           NIL                    $283,000(1)             $53,000(2)
                           United States                    NIL                       NIL                     NIL

Services                   Canada                           NIL                    $208,000                $34,000
                           United States                    NIL                       NIL                 $1,135,000

Notes:

1. This sum represents software development revenue of $1,678,000, net of stock-based compensation related to software revenue of $1,395,000.

2. This sum represents software development revenue of $1,697,000, net of stock-based compensation related to software revenue of $1,644,000.

RESEARCH AND DEVELOPMENT

       As of December 31, 1999, the Corporation's Research and Development Department consisted of 103 people in four business units: Program Management, Product Definition, Architecture and Product Development. These units are responsible for assessing new technologies, new release schedules, product architecture, security, performance engineering, product requirements, quality assurance and product support.

       The Corporation's research and development expenditures were $44,000 in the period from July 28, 1997 (inception) to December 31, 1997, $2.3 million for the year ended December 31, 1998 and $7.5 million for the year ended December 31, 1999.

       In August 1999, the Corporation established the Advanced Technology Center (ATC) as part of its architecture group. The ATC is primarily a research center focussed on rapidly developing innovative technologies from the concept stage to the prototype stage. The ATC's main objectives are to gain early access to emerging technologies, improve the Corporation's products and services, expedite deployment to the Corporation's customers and create mutually beneficial relationships with customers, network service providers and device manufacturers. As of December 31, 1999, the ATC employed 11 individuals with expertise in specialized areas such as carrier, database and encryption technologies. To reflect the importance of the ATC in its research and development process, the Corporation plans to increase the size of this group.

       In July 1999, the Corporation established the Performance Engineering Group (PEG), a group within its architecture group. The objective of PEG is to establish benchmarks for the Corporation's technology, to recommend and validate reference architectures and to provide feedback to the architecture and product groups. The Corporation invests heavily in performance engineering to ensure that its solution will be scalable for large numbers of users and transaction volumes.

SALES, MARKETING AND CUSTOMER SUPPORT

       As of December 31, 1999, the Corporation employed 20 people in sales in North America, Europe and Asia Pacific. In addition, as of December 31, 1999, the Corporation employed eight people in its marketing department. The Corporation intends to hire additional people as it expands its Toronto sales team and establishes teams in New York, San Francisco, the U.K., continental Europe and the Asia Pacific region. The Corporation's sales employees receive incentive compensation based on individual sales volume. Deloitte & Touche, through a strategic relationship, assists the Corporation in selling and in implementing its solution directly to large financial institutions worldwide.

       The Corporation offers its customers consulting services regarding the installation and deployment of its platform, as well as ongoing product support. Services offered during installation include training, configuration, and connectivity to existing systems. The Corporation believes that its customer support and consulting services result in improved customer satisfaction and loyalty, a shorter sales process, faster implementation and an increase in the sales of its product.

       Customers have the option of implementing the Corporation's solution using the customers' in-house personnel or using personnel provided by one of the Corporation's designated third party service providers. The Corporation brings together and coordinates the technology and resources needed to deliver a single solution to customers who do not wish to use their in-house resources to implement its solution.

CUSTOMERS

       The Corporation currently markets its product and services to large financial institutions such as banks and brokerages. Bank of Montreal, Bank of America, Citigroup, Wells Fargo and Claritybank.com are in various stages of implementing the Corporation's solution.

BANK OF MONTREAL

Bank of Montreal is a leading Canadian bank, which as of October 1999, including its U.S. subsidiaries, had approximately Cdn. $231 billion in total assets and approximately seven million retail customers. Bank of Montreal is a fully integrated financial institution offering brokerage services through its broker subsidiaries.

       In May 1999, the 724 Solutions FSP enabled Bank of Montreal to become the first financial institution in North America to launch an integrated wireless banking and brokerage application in a market trial with approximately 350 users. This service, named Veev, supports the delivery of banking, brokerage and lifestyle applications through wireless phones and PalmPilot connected organizers. Bank of Montreal has announced the success of its market trial. The Veev service is now generally available to customers in Ontario and Bank of Montreal is currently in the process of rolling out the Veev service throughout Canada. In November 1999, Bank of Montreal commenced a trial of on-line securities trading using the Veev service for customers of Investorline, its discount brokerage service.

       In December 1999, Harris Bank, a U.S. subsidiary of Bank of Montreal, commenced a trial of the Veev service with internal users and announced its plans to commence a market trial of an on-line service based upon the Corporation's solution to customers in the Chicago, Illinois area. Harris Bank commenced this market trial by way of a controlled launch of the Veev service to a limited number of its customers in March 2000.

BANK OF AMERICA

       Bank of America, with $621 billion in assets as of September 30, 1999, is the parent company of Bank of America, N.A., the largest bank in the U.S. The bank serves more than 30 million households and two million businesses across the country. Bank of America is a leading on-line banking provider in the U.S., with more than 1.6 million on-line customers.

       In July 1999, Bank of America announced that it intends to begin piloting wireless on-line banking services using the Corporation's solution during 2000.

CITIGROUP

       Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers worldwide. As of September 30, 1999, Citigroup had approximately $687.5 billion in total assets and 100 million customer relationships with consumer operations in more than 50 countries.

       In August 1999, Citigroup announced its intention to implement the Corporation's solution worldwide under the leadership of its e-Citi division.
 In December 1999, the Corporation entered into a master technology license agreement with Citicorp Strategic Technology Corporation, a subsidiary of Citigroup, which will enable the Corporation to license its technology to Citigroup's subsidiaries. To date, the Corporation has entered into an agreement under the master technology license agreement with a Citigroup affiliate in Asia. The Corporation also expects to enter into one or more additional agreements with a number of Citigroup's other subsidiaries worldwide, including Citibank and Salomon Smith Barney Inc., to deliver its solution to their customers.

WELLS FARGO

       Wells Fargo is a diversified financial services company providing banking, insurance, investments, mortgage and consumer products and services. As of September 30, 1999, Wells Fargo had $203 billion in assets and approximately 15 million customers.

       In September 1999, Wells Fargo entered into a licensing agreement with the Corporation that will enable it to begin to deliver on-line banking services to its customers during 2000.

CLARITYBANK.COM

       Claritybank.com, a subsidiary of Clarity Holdings, Inc., is an exclusively online bank established in 2000 to provide real-time, next-generation financial services to businesses and consumers.
Claritybank.com is one of the first national banks planning to offer wireless service to its entire customer base. In March 2000, the Corporation entered into an agreement to license its solution to Claritybank.com.

STRATEGIC RELATIONSHIPS

       The Corporation is establishing worldwide relationships with wireless and other network service providers, device manufacturers, technology companies and content providers to facilitate the adoption of its customers' on-line products and services. The Corporation anticipates that some of these relationships will lead to formal arrangements in which the Corporation will incorporate new technologies into the 724 Solutions FSP, or in which the Corporation will adapt its solution to support new types of devices. Through strategic relationships, the Corporation is able to gain technological leadership, worldwide access and positioning and an early awareness of emerging Internet technologies. The Corporation's participation in the development of these technologies at an early stage gives it a competitive advantage to bring new products and services to its customers. The Corporation is working with network service providers such as Bell Mobility and Sprint; device manufacturers such as 3Com,

Ericsson, Motorola, Neopoint, Nokia, Qualcomm and Research In Motion; software and technology companies such as Baltimore Technologies, Certicom and Sun Microsystems; financial services firms, such as MasterCard; channel/distribution partners such as Corillian Corporation and CrossMar, Inc. and system integrators such as Deloitte & Touche. The Corporation believes that its solution benefits each of these types of companies, as greater demand for digital wireless financial services increases consumer loyalty and drives wireless airtime usage, consumer electronic device sales and the consumption of other products and services.

COMPETITION

       The market for the Corporation's product and services is becoming increasingly competitive. The widespread adoption of open standards may make it easier for new market entrants and existing competitors to introduce products that compete against those of the Corporation. The Corporation believes that it will compete primarily on the basis of the quality, functionality and ease of integration of its product, as well as the price of its services. As a provider of a comprehensive Internet solution to financial institutions, the Corporation assesses potential competitors based primarily on their management, functionality and range of services, the security and scalability of their architecture, their client base and geographic focus and their capitalization and other resources.

       The Corporation's current and potential competitors include:

       - FINANCIAL INSTITUTIONS WITH IN-HOUSE SOLUTIONS: Financial institutions that develop their own in-house solution with internal expertise and outsourced service providers and products are a primary source of competition. These include Celestial Securities Limited's wireless trading service in Hong Kong; the wireless trading capability developed by Fidelity using Research In Motion's two-way pagers and the wireless trading service offered by DLJ Direct in the U.S.; the wireless brokerage service provided by the on-line broker Fimatex in France; and a wireless banking service offered by Barclays in the U.K.

       - SOFTWARE VENDORS FOCUSED ON FINANCIAL INSTITUTIONS: Competitors include Aether Systems and w-Trade. In addition, various companies active in the Internet banking and brokerage businesses with a primary focus on back-end processing, middleware or front-end personal computer platforms for retail Internet banking are potential competitors. These include companies such as S1 Corporation, CosmosBay, Brokat, TIBCO Software and Sanchez Computer Associates.

       - NETWORK SERVICE PROVIDERS: Sprint and BellSouth in the U.S. and NTT DoCoMo in Japan are leaders in wireless data services. NTT DoCoMo provides consumers with wireless banking services from over 50 banks as part of its recently launched i-Mode service. Other network service providers with advanced wireless data service initiatives include US West, Bell Atlantic, AT&T Wireless Data Services, Nextel, Airtouch and Omnipoint in the U.S., Vodafone, British Telecom, Cellnet, Orange and One 2 One in the U.K., Deutsche Telecom in continental Europe, J-Phone, DDI and

              IDO in Japan, SingTel, MobileOne and StarHub in Singapore, and Telstra, Optus and Vodafone in Australia.

       - DEVICE MANUFACTURERS: Ericsson, Motorola, Nokia and Matsushita are pursuing wireless data service opportunities. Nokia recently announced that it is working with Deutsche Bank's direct banking unit on a wireless banking application, and that it plans to work with TD Waterhouse in North America to develop a wireless trading service.

       - SOFTWARE VENDORS, SERVICES VENDORS AND PORTALS: Companies that provide browsers for digital mobile phones and the infrastructure to link devices to network service providers and the Internet, such as Phone.com and Microsoft, are positioning themselves for the dramatic growth of wireless data services. Companies offering wireless data services such as e-mail, calendar access, aggregation of content, and a mobile e-commerce platform include InfoSpace.com, mobilefinance.com, Wireless Knowledge (a joint venture between Qualcomm and Microsoft), Research In Motion, Go America, EmailPager, Logica, CMG and portals, such as America Online, Yahoo! and Excite@Home. Software companies primarily focused on commercial wireless applications are potential competitors in the future, including Qualcomm Wireless Business Systems, Nettech Systems, Dynamic Mobile Data and Mobimagic Co., a newly formed joint venture between Microsoft and NTT Mobile.

INTELLECTUAL PROPERTY

       The Corporation protects its proprietary technology through a combination of contractual confidentiality provisions, trade secrets, and patent, copyright and trademark laws. The Corporation has applied for patents and for registration of several trademarks, including "724 Solutions", "724 Solutions & Arrows Design", "724 Solutions Financial Services Platform", "Tellmewhen", "Tellmewhen.com", "Secureofx", "Poet", and "E-Anywhere" in Canada and "724 Solutions", "724 Solutions & Design", "Dimecuando" and "Dimecuando.com" in the United States. The Corporation has also applied for registration of the trademark "724 Solutions" in the United Kingdom, Japan and Australia. To date, none of these patents have been issued and none of these trademarks have been registered. There can be no assurance that the confidentiality provisions in the Corporation's contracts will be adequate to prevent the infringement or misappropriation of the Corporation's copyrights, pending patents, trademarks and other proprietary rights. There can be no assurance that independent third parties will not develop competing technologies, or reverse engineer the Corporation's trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect the Corporation's proprietary rights to the same extent as do the laws of Canada and the United States. Therefore, the measures taken by the Corporation may not adequately protect its proprietary rights.

       The Corporation relies heavily on technology and other intellectual property licensed to it by third parties. For example, the Corporation has entered into license agreements with Certicom and Consensus for use of their encryption technology. In addition, the Corporation uses certain third party software that may not be available to the Corporation on commercially reasonable terms or prices or at all in the future. Moreover, some of the Corporation's license agreements are non-exclusive and, therefore, the Corporation's competitors may have access to the same technology.

       To date, the Corporation has not been notified that its product infringes on the proprietary rights of third parties, but third parties could claim infringement by the Corporation with respect to its existing or future products. Any claim of this kind, whether or not it has merit, could result in costly litigation, divert management's attention, cause delays in product installation, or cause the Corporation to enter into royalty or licensing agreements on terms that may not be acceptable to it.

EMPLOYEES

       As of December 31, 1999, the Corporation had a total of 183 employees. None of the Corporation's employees is covered by any collective bargaining agreements.


                                     RISK FACTORS

RISK FACTORS RELATED TO THE CORPORATION'S BUSINESS

HISTORY OF LOSSES AND EXPECTED LOSSES IN THE FUTURE

       The Corporation has not been profitable since its inception. The Corporation incurred losses of $155,000 for the period between July 28, 1997 and December 31, 1997, $2.7 million for the year ended December 31, 1998 and $13.8 million for the year ended December 31, 1999. As of December 31, 1999, the Corporation had an accumulated deficit of $16.7 million. The Corporation recorded a loss of $6.9 million for the three months ended March 31, 2000. The Corporation expects to continue to incur losses in the near future and possibly longer. The Corporation anticipates that its expenses will increase substantially in the foreseeable future as it establishes an application hosting service, increases its research and development, sales and marketing and general and administrative expenses, and integrates the operations of ezlogin.com and YRless into its business. These efforts may prove more expensive than the Corporation currently anticipates. The Corporation cannot predict if it will ever achieve profitability and if it does, the Corporation may not be able to sustain or increase its profitability.

LIMITED OPERATING HISTORY

       The evaluation of its business is difficult because of the Corporation's limited operating history. The Corporation was founded in July 1997 and services based on its platform were first launched on a trial basis in May 1999 with its initial licensee, Bank of Montreal. Because the Corporation is in an early stage of development, its prospects are difficult to predict and may change rapidly. The Corporation may encounter difficulties as a young company in a new and rapidly evolving market, including its substantial dependence on a single product with only limited market acceptance to date and the need to manage expanding operations. The

Corporation's business strategy may not be successful, and it may not successfully address these risks.

RAPID GROWTH

       The Corporation's historical growth has placed, and any further growth is likely to continue to place, a significant strain on its resources. The Corporation's ability to achieve and maintain profitability will depend on its ability to manage its growth effectively, to implement and expand operational and customer support systems and to hire personnel worldwide. The Corporation may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for the Corporation's management personnel, which may limit their ability to effectively manage its business.

IMPLEMENTATION OF APPLICATION HOSTING SERVICE

       Some of the Corporation's existing customers require, and some potential customers will require, that it host and manage the server infrastructure and software platform as part of the implementation of its solution. The Corporation may acquire or partner with third parties to provide this service. The Corporation may also provide this service by establishing application hosting facilities of its own, or through a combination of these strategies. Regardless of the implementation strategy the Corporation pursues, providing the service will require significant capital expenditures and other resources, and the Corporation cannot assure that it will be able to implement these services on an effective, cost-efficient or timely basis. The Company has initially entered into a relationship with Exodus Communications to provide this service and, as a result, the Company may be dependant upon Exodus to provide these services in an effective manner. Because the Corporation's experience is primarily in the areas of developing and implementing its software solution, it does not know what other difficulties it may encounter or risks it may be exposed to in the establishment and operation of these facilities. If the Corporation cannot effectively implement these services, it may lose existing customers and may not attract new customers.

CUSTOMERS ACQUIRING AN EQUITY INTEREST IN THE CORPORATION

       As of December 31, 1999, all of the Corporation's revenue has been attributable to the sale of its solution to customers who have also purchased an equity interest in the Corporation. The opportunity to invest in the Corporation provided these customers with an additional incentive to purchase its solution. The Company has only recently licensed its solution for the first time to a customer, Claritybank.com, that did not invest in the Company's securities. The Corporation does not expect to offer this opportunity to prospective customers, which may hurt the Corporation's ability to sell its product.

       Most of the Corporation's current customers, or their affiliates, are shareholders in the Corporation. If any customer ceases to license the Corporation's technology, its credibility in the market may suffer, which may impede its ability to attract new customers. In addition, if a customer that switches to a competing technology also sells its shares in the Corporation, its credibility may further suffer and the market price of the Corporation's shares will likely decline.

LENGTHY AND COMPLEX SALES CYCLE

       The Corporation's sales efforts target large financial institutions worldwide, which requires it to expend significant resources educating prospective customers about the uses and benefits of its product. Because the purchase of the Corporation's solution is a significant decision for these institutions, prospective customers generally take a long time to evaluate the product. The Corporation's sales cycle typically ranges from four to six months, although these cycles can be longer due to significant delays over which it has little or no control. The lengthy sales cycle is due to many factors, including customer concerns about the introduction or announcement of new products and technologies, requests for product enhancements and an extensive evaluation process that may involve many individuals or departments. As a result of the long sales cycle, it may take the Corporation a substantial amount of time to generate revenue from its sales efforts. In addition, any delay in selling the 724 Solutions FSP could lead prospective customers to find alternatives to the Corporation's solution from a competitor or to develop an in-house solution.

THE INTERNET AS A VIABLE COMMERCIAL MEDIUM

       The Corporation's success depends on financial institutions' acceptance of the Internet as a viable means to deliver their services. The adoption of the Internet for commerce and communication, particularly by those financial institutions that have historically relied upon traditional means, generally requires these institutions to understand and accept a new way of conducting business and exchanging information. Financial institutions may be reluctant or slow to adopt a new, Internet-based strategy because of increased pressure on costs and the complexity and risk involved in developing a solution based on emerging technologies. Reluctance by financial institutions to use the Internet to deliver financial services may prevent the Corporation from growing.

FAILURE TO ACHIEVE MARKET ACCEPTANCE

       The Corporation's solution is one of a number of competing solutions that are available in a new and rapidly evolving market. Financial institutions may not prefer the Corporation's solution to competing technologies. If financial institutions do not accept the Corporation's product as the preferred solution, it may not attract new customers and its business will not grow.

CONSUMER USE OF SERVICES BASED ON THE CORPORATION'S SOLUTION

       The Corporation's future revenue depends on consumers using the services that are based on its solution, and if its customers do not successfully market these services, the Corporation's revenue will not grow.

       The Corporation expects that revenue under most of its license agreements will depend on the number of monthly subscribers to these services. To stimulate consumer adoption of these services, the Corporation's customers must implement its solution quickly. However, the Corporation's customers may delay implementation because of factors that are not within the Corporation's control, including budgetary constraints, limited resources committed to the implementation process and limited internal technical support.

       Consumer adoption of these services also requires its customers to market these services. However, the Corporation's customers currently have no obligation to launch a marketing campaign of any kind, may choose not to do so, or may not do so effectively. To date, these services have only been provided on a test basis to a limited number of consumers. As a result, the Corporation cannot assure that a large number of consumers will use these services in the future.

DEPENDENCE ON THE SALE OF A SINGLE PRODUCT

       The Corporation expects sales of its product and related services to constitute most of its revenue for the foreseeable future. If customers do not purchase this product, the Corporation does not currently offer any other products or services that would enable it to become profitable.

RELIANCE ON SALES TO FINANCIAL INSTITUTIONS

       The Corporation derives a significant portion of its revenue from the sale of its solution to a limited number of financial institutions. Between the Corporation's inception and March 31, 2000, sales to one financial institution have accounted for more than 31% of its total revenue. The Corporation expects that a small number of customers will continue to account for a significant portion of its revenue for the foreseeable future. If any of the Corporation's customers discontinue their relationship for any reason, do not renew their agreements, or seek to reduce or renegotiate their purchase and payment obligations, the Corporation's revenue may be substantially reduced. In addition, there are a limited number of large financial institutions in its target market, and the Corporation believes this number may decline in the future as a result of consolidation in the financial services industry worldwide. If the Corporation's sales efforts to these potential customers are not successful, its solution may not achieve market acceptance and its revenue will not grow.

SHORT TERM LICENSE AGREEMENTS

       A significant portion of the Corporation's revenue is derived from the licensing of its technology to its customers. The Corporation has entered into agreements with the customers set forth in the table below. Unless renewed, the license agreement with each current customer will expire as set forth in the table below.

        CUSTOMER                                              EXPIRY DATE
        --------------------------                      --------------------
        Bank of Montreal                                    February 2001
        Bank of America                                     February 2001
        Wells Fargo(1)                                      September 2003
        Citigroup(2)                                        December 2004
        Claritybank.com(3)                                  February 2004

Notes:
1. May be terminated earlier by Wells Fargo upon payment of a termination fee.
2. No revenue generated during the year ended December 31, 1999, as the agreement was entered into late in December, 1999.
3. No revenue generated during the year ended December 31, 1999, as the agreement was entered into January 2000.

       Each of the Corporation's customers may, but is not obligated to, renew its license agreement for additional terms. There is no guarantee that any customers will renew their license agreement. If the customers do not renew these agreements or otherwise license the Corporation's technology, its revenue will decrease substantially.

DIGITAL WIRELESS AND OTHER NETWORK SERVICE PROVIDERS

       The Corporation relies on wireless and other network service providers to introduce and support services using its product in a timely and effective manner. The Corporation has no control over the pace at which they will do so. If these providers are slow to support the services that use its solution, the Corporation's existing customers may not be able to effectively offer these services, and potential customers may be reluctant to purchase its platform. In addition, wireless and other network service providers face implementation and support challenges in introducing services delivered to Internet-enabled devices, which may slow their rate of adoption or implementation of the Corporation's solution. Moreover, the continued expansion of digital wireless services, especially in North America, is critical to the Corporation's success. The pace of this expansion may not increase for a variety of reasons, including, if for example, the U.S. government does not allocate a sufficiently broad portion of the available spectrum to render these services attractive.

TECHNOLOGY STANDARDS

       The Corporation's future success will depend on its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging technologies, including technologies related to communications and the Internet generally and the financial services industry in particular. Wireless Internet access is a rapidly evolving market and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products that facilitate the delivery of Internet-based services through wireless devices. In addition, the Corporation's competitors may develop alternative technologies that gain broader market acceptance than its solution. As a result, the life cycle of the Corporation's solution is difficult to estimate. The Corporation may need to develop and introduce new products and enhancements to its existing solution on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive technologies that may render its solution obsolete. These research and development efforts may require the Corporation to expend significant capital and other resources. In addition, as a result of the complexities inherent in the Corporation's solution, major enhancements or improvements will require long development and testing periods. If the Corporation fails to develop products and services in a timely fashion, or if it does not enhance its product to meet evolving customer needs and industry standards, including security technology, it may not remain competitive or sell its solution. For example, the Corporation believes that the aggregation technology offered by ezlogin.com (which the Corporation has entered into an agreement to acquire - see "Recent Developments") is a significant functionality being demanded by the Corporation's current and proposed customers. Failure to complete this acquisition may significantly impede the Corporation's ability to market its product and services.

SECURITY BREACHES

       Despite its efforts to maintain Internet security, the Corporation may not be able to stop unauthorized attempts to gain access to or disrupt transactions between its customers and the consumers of their services. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information. Any of these events could substantially damage the Corporation's reputation. The Corporation relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. The Corporation cannot assure that this technology or future advances in this technology or other developments will be able to prevent security breaches. The Corporation may need to expend further capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

       Because the Corporation's activities involve the storage and transmission of proprietary information such as credit card numbers and bank account numbers, if a third-party were able to steal a user's proprietary information, the Corporation could be subject to claims, litigation or other potential liabilities that could cause its expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose the Corporation to litigation or a significant loss of revenue. Although its customer agreements contain provisions which limit the Corporation's liability relating to security, its customers or their consumers may seek to hold the Corporation liable for any losses suffered as a result of unauthorized access to their communications. The Corporation may not have adequate insurance or resources to cover these losses.

FUTURE ACQUISITIONS

       The Corporation may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm the business, including:

       -      diversion of management's attention from other business concerns;

       - failure to effectively assimilate the acquired technology or company into the Corporation's business;

       - the loss of key employees from either the Corporation's current business or the acquired business; and

       -      assumption of significant liabilities of the acquired company.

       Since January 1, 2000, the Corporation has entered into agreements to acquire ezlogin.com and YRless, which acquisitions are discussed in the "Recent Developments" section above (see "Business of the Corporation"). The Corporation may not be able to complete its acquisition of ezlegin.com, or to integrate ezlogin.com and YRless into its current operations effectively. To date, the Corporation has not completed any other acquisitions and it may not be able to effectively do so in an effective manner. In addition, holdings of existing shareholders in the Corporation will be diluted if equity securities are issued in connection with any acquisition.

COMPETITION

       The widespread adoption of open industry standards, such as Wireless Application Protocol (WAP) specifications, may make it easier for new market entrants and existing competitors to introduce products that compete with the Corporation's product. In addition, competitors may market their products and services more effectively than the Corporation does, which could decrease demand for the Corporation's product and cause its revenue to decline. Currently, the Corporation's competitors include:

       -      financial institutions that develop their own in-house solutions;

       -      software vendors focused on financial institutions;

       - wireless and other network service providers that provide their customers with wireless financial services; and

       - software and services vendors and portals that provide the infrastructure to link devices to carriers and the Internet and to enable other wireless applications.

       The Corporation may also face competition in the future from established companies who have not previously entered the market for wireless data services and Internet-related services. Barriers to entry in the software market are relatively low, and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, many of the Corporation's competitors have greater resources, which may enable them to penetrate the market more quickly.

INTERNATIONAL OPERATIONS

       The Corporation is expanding its activities outside the U.S. and Canada. The Corporation's plans to expand internationally may be adversely affected by a number of risks, including:

       - difficulties in localizing its product and services for foreign markets;

       -      challenges in staffing and managing foreign operations;

       -      difficulties in establishing relationships with local partners;

       -      restrictions on the export of encryption and other technologies;

       - recessionary environments in foreign economies, particularly in Asian countries and in the financial services sector; and

       -      longer payment cycles.

FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES

       The Corporation's expanding operations outside the U.S. and Canada are, in some instances, conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar (including the value of the Canadian dollar, as the Corporation's principal offices and staff generate Canadian dollar denominated expenses) could cause currency exchange losses. The Corporation cannot predict the effect of exchange rate fluctuations upon future operating results.

MANAGEMENT AND OTHER QUALIFIED PERSONNEL

       The Corporation's future success will depend in large part on the ability to recruit and retain experienced research and development, sales and marketing, customer service and management personnel. In particular, future success depends in part on the continued services of the Corporation's current executive officers. If the Corporation does not attract and retain such personnel, it may not be able to grow its business. Competition for qualified personnel is intense in the industry. In the past, the Corporation has experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. The Corporation is in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that its customers demand. The Corporation expects competition for qualified personnel to remain intense, and that it may not succeed in attracting or retaining sufficient personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if it invests significant resources to recruit, train and retain qualified personnel, the Corporation may not be successful in its efforts.

DEFECTS OR ERRORS IN SOFTWARE

       The software that the Corporation develops is complex and must meet the stringent technical requirements of its customers. The Corporation must develop its product quickly to keep pace with the rapidly changing industry in which it operates. Software products that are as complex as those of the Corporation are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. In addition, the Corporation's software may not properly operate when integrated with the systems of some customers, or when used to deliver services to a large number of a customer's subscribers.

       While the Corporation continually tests its product for errors and works with customers through its customer support services to identify and correct bugs, errors in its product may be found in the future. Testing for errors is complicated in part because it is difficult to simulate or anticipate the computing environments in which the Corporation's customers use its product. The Corporation's software may not be free from errors or defects even after it has been tested, which could result in the rejection of its product and damage to its reputation, as well as lost revenue, diverted development resources, and increased support costs.

PRODUCT LIABILITY CLAIMS

       The Corporation may be subject to claims for damages related to any errors in its product. A major product liability claim could materially adversely affect the business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to the Corporation's reputation. The Corporation's license agreements with its customers contain provisions designed to limit exposure to potential product liability claims. Limitation of liability provisions contained in the Corporation's license agreements may not be effective under the laws of some jurisdictions if local laws treat them as unenforceable. As a result, the Corporation could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

PUBLIC KEY INFRASTRUCTURE

       The Corporation expects that the use of public key infrastructure
(PKI), an emerging technology which facilitates user identity authentication and non-repudiation of transactions, will be used by financial institutions' customers and by competitors. If the Corporation does not succeed in integrating PKI into its solution, its product may not be attractive to potential customers because of their security concerns. If PKI becomes a widely used standard and the Corporation's product does not use that standard, the Corporation may be at a competitive disadvantage.

ENCRYPTION TECHNOLOGY

       The U.S. and Canadian governments generally limit the export of encryption technology, which the Corporation's product incorporates. A variety of cryptographic products generally require export approvals from certain U.S. government agencies in the case of exports from the U.S., and from Canadian government agencies in the case of exports from Canada, although there are currently no restrictions on exports of these products from Canada into the U.S. If any export approval that the Corporation receives is revoked or modified, if its software is unlawfully exported or if the U.S. or the Canadian government adopts new legislation or regulations restricting export of software and encryption technology, the Corporation may not be able to distribute its solution to potential customers, which will cause a decline in sales. The Corporation may need to incur significant costs and divert resources in order to develop replacement technologies or may need to adopt inferior substitute technologies to satisfy these export restrictions. These replacement or substitute technologies may not be the preferred security technologies of the Corporation's customers, in which case its business may not grow. In addition, the Corporation may suffer similar consequences if the laws of any other country limit the ability of third parties to sell encryption technologies to the Corporation.

RELIANCE ON THIRD PARTY SOFTWARE, TECHNOLOGY AND CONTENT

       The Corporation must now, and may in the future, license or otherwise obtain access to the intellectual property of third parties. For example, the Corporation has entered into a license agreement with Certicom and Consensus for use of their encryption technology. The Corporation has also entered into license agreements with third party content providers. In addition, the Corporation uses, and will use in the future, certain third party software that may not be available in the future on commercially reasonable terms, or at all. For example, the Corporation could lose its ability to use this software if the rights of its suppliers to license it were challenged by individuals or companies that asserted ownership of these rights. The loss of, or inability to maintain or obtain, any required intellectual property could require the Corporation to use substitute technology, which could be more expensive or of lower quality or performance, or force the Corporation to cease offering its product. Moreover, some of its license agreements are non-exclusive and, therefore, the Corporation's competitors may have access to the same technology used by the Corporation.

INTELLECTUAL PROPERTY

       The Corporation depends on its ability to develop and maintain the proprietary aspects of its technology. The Corporation seeks to protect its software, documentation and other written materials under trade secret and copyright laws, as well as confidentiality provisions in contracts with its customers, all of which afford limited protection. The Corporation also seeks to protect its proprietary technology under patent laws. The Corporation has applied for patents, although none have been issued to date. The Corporation has also applied for several trademark registrations for its trademarks, including "724 Solutions", "724 Solutions & Arrows Design", "724 Solutions Financial Services Platform", "Tellmewhen", "Tellmewhen.com", "Secureofx", "Poet" and "E-Anywhere" in Canada and "724 Solutions", "724 Solutions & Design", "Dimecuando" and "Dimecuando.com" in the United States. The Corporation has also applied for registration of the trademark "724 Solutions" in the United Kingdom, Japan and Australia. To date, none of these patents have been issued and none of these trademarks have been registered.

       Despite the measures the Corporation has taken to protect its intellectual property, the Corporation cannot assure that these steps will be adequate, that it will be able to secure patent or trademark registrations for all of its patent applications or trademarks, respectively, in Canada, the U.S. or other countries, or that third parties will not breach the confidentiality provisions in its contracts or infringe or misappropriate its copyrights, pending patents, trademarks and other proprietary rights. In the event that a third party breaches the confidentiality provisions in the Corporation's contracts or misappropriates or infringes on its intellectual property, it may not have adequate remedies. In addition, third parties may independently discover or invent competing technologies or reverse engineer the Corporation's trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect the Corporation's proprietary rights to the same extent as do the laws of the U.S. and Canada. Therefore, the measures the Corporation is taking to protect its proprietary rights may not be adequate.

       Although the Corporation is not currently aware of any claims asserted by third parties that it infringed on their intellectual property, in the future third parties may assert a claim that the Corporation's current or future products infringe on their intellectual property. The Corporation cannot predict whether third parties will assert these types of claims against it or against the licensors of technology licensed to it, or whether those claims will harm the business. If the Corporation is forced to defend against these types of claims, whether they are with or without any merit or whether they are resolved in favor of or against it or its licensors, the Corporation may face costly litigation and diversion of management's attention and resources. As a result of these disputes, the Corporation may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may not be available on acceptable terms, or at all, which could increase expenses or make the Corporation's product less attractive to customers.

                                      -31-
YEAR 2000 COMPLIANCE

       Many currently installed computer systems and software products of the Corporation were coded to accept only two-digit entries in date code fields. Both before and after the year 2000, these date code fields will need to accept four-digit entries to enable the computer systems and software products to distinguish 21st Century dates from 20th Century dates. Any of the Corporation's computer programs or hardware that have date-sensitive software or embedded computer chips which have not been upgraded to be compliant with the requirements of the year 2000 changeover may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to properly process transactions internally or in conjunction with external computer systems on which the Corporation depends to provide customers with its product and services. Although the Corporation has not suffered from any of these types of events following the change to calendar year 2000, it may in the future.

       The year 2000 requirements affect the computers, software and other equipment that uses, operates or maintains for its operations. Substantially all the Corporation's software was developed after awareness of these issues became widespread in the software industry, such that the Corporation's software was designed with reference to preventing year 2000-related difficulties from arising. Nonetheless, the Corporation has adopted an internal policy to ensure that its product remains year 2000 compliant. The Corporation has conducted interface testing with all other products with which its product interacts to determine if there are areas where the interfaces themselves are not year 2000 compliant. The Corporation has taken practical measures, implementing a program of year 2000 awareness procedures for its employees, customers and licensors to verify that all necessary procedures have been undertaken and to ensure that its document management processes are constantly reviewed to ensure year 2000 compliance. To the best of the Corporation's knowledge, none of its internal systems or equipment which are necessary for the conduct of the Corporation's business has any defects, errors or deficiencies relating to the year 2000 which are not capable of being remedied, and all expenses associated with this remedial work have been fully provided for in the Corporation's business plan.

       The Corporation has taken steps to ensure that its non-information technology systems are year 2000 compliant. In particular, the Corporation established plans to ensure that its critical systems, including its electoral power, communications and payroll systems, would not be impaired as a result of issues relating to the year 2000. The Corporation also devised an internal communication plan and a contingency plan, which designated certain individuals to respond to particular year 2000-related problems if one occurred.

AVAILABILITY OF CAPITAL

       The Corporation may not have sufficient capital to fund its operations and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact the Corporation's ability to respond to competitive pressures or prevent it from conducting all or a portion of its planned operations. The Corporation expects that the net proceeds from its initial public offering and cash on hand will be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months. After that, the Corporation may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. The Corporation may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. If the Corporation issues additional equity securities to raise funds, the ownership percentage of existing shareholders of the Corporation will be reduced.

TAX LIABILITY FOR SHAREHOLDERS

       If at any time the Corporation qualifies as a passive foreign investment company under U.S. tax laws, investors may be subject to adverse tax consequences. The Corporation could be a passive foreign investment company if 75% or more of its gross income in any year is considered passive income for U.S. tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, the Corporation could be classified as a passive foreign investment company if the average percentage of its assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. If the Corporation is classified as a passive foreign investment company, and if shareholders sell any of their common shares or receive some types of distributions from the Corporation, they may have to pay taxes that are higher than if the Corporation were not considered a passive foreign investment company. It is impossible to predict how much shareholders' taxes would increase, if at all.

       Based on the nature of its revenue and its anticipated corporate structure, the Corporation may be treated as a passive foreign investment company. To determine whether the Corporation is a passive foreign investment company, it will be required to examine each year its revenue and expenses and the value of its assets. The tests are complex and require, among other things, that the Corporation determine how much of its income from its license agreements each year will be passive income. The Corporation does not have the necessary data to determine whether these tests will be met for the year 2000 or future years, nor can it predict whether the tests are likely to be met. Moreover, the manner in which the tests apply to the Corporation's business is not certain.

       Each investor in the Corporation's common shares is urged to consult his, her or its own tax advisor to discuss the potential consequences to such investor if at any time the Corporation qualifies as a passive foreign investment company.

ABILITY TO ISSUE PREFERRED SHARES

       The Corporation's ability to issue preferred shares could make it more difficult for a third party to acquire the Corporation to the detriment of holders of common shares. Provisions in the Corporation's articles of incorporation may make it difficult for a third party to acquire control of it, even if a change in control would be beneficial to its shareholders. The Corporation's articles authorize its board to issue, at its discretion, an unlimited number of preferred shares. Without shareholder approval, but subject to regulatory approval in certain circumstances, the board has the authority to attach special rights, including voting or dividend rights, to the preferred shares. Preferred shareholders who possess these rights could make it more difficult for a third party to acquire the Corporation.

RISK FACTORS RELATED TO THE CORPORATION'S INDUSTRY

GROWTH OF THE INTERNET

       The Corporation's future success is substantially dependent on continued growth in the use of the Internet. The Corporation's business may be adversely impacted if the number of users of the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including the cost and availability of Internet access.

       Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, the Corporation will not be able to grow its business.

GROWTH OF WIRELESS DATA SERVICES

       The markets for wireless data services and related products are still emerging, and continued growth in demand for, and acceptance of, these services remains uncertain. The Corporation's solution depends on the acceptance of wireless data services and Internet-enabled devices in the commercial and financial markets. Current barriers to market acceptance of these services include cost, reliability, platform and distribution channel constraints, safety, functionality and ease of use. The Corporation cannot be certain that these barriers will be overcome. Since the market for the Corporation's solution is new and evolving, it is difficult to predict the size of this market or its future growth rate, if any. The Corporation's future financial performance will depend in large part upon the continued demand for on-line financial services through wireless application devices. The Corporation cannot assure that a sufficient volume of subscribers will demand financial services or will seek financial services provided through the Internet on wireless application devices. If the market for wireless on-line financial services grows more slowly than the Corporation currently anticipates, revenue may not grow.

CONSUMER CONFIDENCE IN THE SECURITY OF ON-LINE FINANCIAL TRANSACTIONS

       Consumers will not adopt on-line financial services if they are not confident that financial transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for on-line transactions, many Internet users do not use the Internet for commercial transactions because of continued security concerns. These concerns may be heightened by well-publicized security breaches of any Internet-related service, which could deter consumers from adopting the services provided by the Corporation's solution. If consumers do not gain confidence in the security for on-line financial transactions that the current technologies provide, revenue will not increase.

                                      -34-
GOVERNMENT REGULATIONS

       The Corporation is not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to, or commerce on, the Internet. However, a number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including but not limited to, on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secrets, libel and personal privacy will be applied to the Internet. The adoption of new laws or the broader application of existing laws may expose the Corporation to significant liabilities and additional operational requirements and may decrease the growth in the use of the Internet, which could in turn decrease the demand for its product and increase the cost of doing business.

RISK FACTORS RELATED TO OWNERSHIP AND TRADING MARKET

CONCENTRATION OF SHARE OWNERSHIP

       As of March 31, 2000, the Corporation's five principal shareholders, including entities affiliated with members of the management team, held more than 75% of the Corporation's outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to shareholders.

VOLATILITY OF STOCK PRICE

       Stock markets have recently experienced extreme price and volume fluctuations, particularly for the shares of technology companies. Since the Corporation's initial public offering, the market value of its common shares has fluctuated significantly. These fluctuations are often unrelated to the operating performance of particular companies, including the Corporation.
The broad market fluctuations may adversely affect the market price of the Corporation's common shares. This may adversely affect the ability of the Corporation to use its common shares as consideration in acquisition transactions. In addition, when the market price of a company's stock drops significantly, shareholders often commence securities class action lawsuits against that company. A lawsuit against the Corporation could cause it to incur substantial costs and could divert the time and attention of management and other resources.

FUTURE SALES OF COMMON SHARES

       If the Corporation's shareholders sell substantial amounts of common shares in the public market, the market price of the common shares could fall. The perception among investors that these sales will occur could also produce this effect. Subject to applicable securities laws and after giving effect to lock-up agreements executed by the Corporation's directors, executive officers and existing shareholders, the common shares will be available for sale in the public market, and additional common shares issuable upon the exercise of stock options will be available for sale in Canada upon the expiration of the applicable period after the Corporation's initial public offering and in the United States once the Corporation files a registration statement relating to its stock option plans. In addition, holders of approximately 21.4 million of the Corporation's common shares, acting as a group, may require the Corporation to qualify a prospectus for, or effect the registration of, all or part of those common shares beginning in September 2000.

DESCRIPTION OF PROPERTY

       Pursuant to lease agreements, the operations of the Corporation are located at the following principal facilities:

                                                          APPROXIMATE    LEASE EXPIRATION
LOCATION                          OPERATIONS              SQUARE FEET          DATE
------------------------------   -----------------------  -----------   ------------------
Toronto, Ontario                  Corporate Head Office     102,032      May 31, 2005
4101 Yonge Street,
Suite 702

San Francisco, CA                 Sales Office               2,706       February 29, 2004
1 Market, Steuart Tower
Suite 1475

London, England                   Sales Office                200        November 7, 2000
No. 1 Poultry Lane
Suite 208

New York, NY                      Sales Office                150        April 30, 2001
245 Park Avenue, 39th Floor

Sydney, Australia                 Sales Office                200        January 31, 2001
Level 20, Tower 2
Darling Park, 201 Sussex Street

Tokyo, Japan                      Sales Office                180        January 31, 2001
Kamiyacho Mori Building,
14th Floor, 4-3-20 Toranomon
Minato-ku

LEGAL PROCEEDINGS

       The Corporation was not during the year ended December 31, 1999 subject to any material legal proceedings and it is not currently subject to any material legal proceedings. There are no material proceedings to which any director, officer or affiliate of the Corporation, or any associate of any such director, officer, or affiliate of the Corporation is a party adverse to the Corporation or its subsidiaries.

                            CONTROL OF THE CORPORATION

       To the knowledge of the directors and officers of the Corporation, the Corporation is not directly or indirectly owned or controlled by any other corporation or foreign government.

       To the knowledge of the directors and officers of the Corporation, as at March 31, 2000, the only shareholders of the Corporation beneficially owning or exercising control or direction over more than 5% of the common shares of the Corporation are as follows:

                                       NUMBER OF COMMON
    NAME OF SHAREHOLDER                    SHARES             PERCENT OF CLASS
-----------------------------          ----------------       ----------------
Gregory Wolfond(1)                       8,000,000                  21.9%
Toronto, Ontario

Sonera Corporation(2)                    6,400,000                  17.5%
Helsinki, Finland

Citigroup Inc.(3)                        6,400,000                  17.5%
New York, NY

Bank of Montreal                         3,428,570                   9.4%
Toronto, Ontario

Bank of America Corporation              3,200,000                   8.8%
Charlotte, NC

All directors and officers               9,059,842                  24.8%
as a group (14 persons)(4)

Notes:

(1) These shares are held of record by privately-held entities of which Mr. Wolfond is the majority shareholder or has the sole power to vote and to direct the disposition of their shares.

(2) These shares are held of record by SmartTrust Holding B.V., a subsidiary of Sonera Corporation.
(3) These shares are held of record by Citicorp Strategic Technology Corporation, a subsidiary of Citigroup Inc.
(4) Includes 917,996 common shares that are issuable upon the exercise of options that are presently vested or that vest prior to May 31, 2000.


       The directors and officers of the Corporation are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Corporation.

NATURE OF THE TRADING MARKET

       The common shares of the Corporation are listed on The Toronto Stock Exchange under the symbol "SVN" and the NASDAQ National Market under the symbol "SVNX". The high and low sales prices for the common shares of the Corporation during the first quarter of fiscal 2000 are as follows:

MARKET                       HIGH (FEBRUARY 1, 2000)      LOW (MARCH 1, 2000)
------                       -----------------------      -------------------
The Toronto Stock Exchange   Cdn. $337.00 (U.S. $232.93)  Cdn. $92.50 (U.S. $63.93)
The NASDAQ National Market   U.S. $232.00                 U.S. $63.95

       As of March 31, 2000, approximately 18 of the holders of record of the Corporation's common shares had addresses in the U.S., and these holders held 35.53% of the total issued and outstanding common shares of the Corporation.

GOVERNMENT REGULATION

       The Corporation's business is regulated by Canadian federal, provincial and local authorities as well as foreign authorities in applicable jurisdictions. There are no federal or provincial laws applicable to the Corporation in Canada that affect its remittance of dividends, interest or other payments to nonresident holders of its common shares, except as set forth in the "Taxation" section herein. In addition, there are no limitations under such laws on the right of nonresidents of Canada or foreign owners to hold or vote the Corporation's common shares, except for transactions involving or being deemed to involve an acquisition of control, which require compliance with the INVESTMENT CANADA ACT.

                                       TAXATION

CERTAIN INCOME TAX CONSEQUENCES

       In this section, the Corporation summarizes certain of the U.S. and Canadian federal income tax considerations that may be relevant to holders of the Corporation's common shares who acquired their in the initial public offering, and that may be relevant to subsequent purchasers of common shares, who:

       - are U.S. persons within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), including a purchaser who, or that, is a citizen or resident of the U.S., a corporation or partnership created or organized under the laws of the U.S. or any political subdivision thereof or therein, an estate (the income of which is subject to U.S. federal income tax regardless of the source), or a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

       - for purposes of the INCOME TAX ACT (Canada) (the "INCOME TAX ACT") and the Canada-U.S. Income Tax Convention (1980) (the "Convention"), are resident in the U.S. and are not nor are deemed to be resident in Canada;

       - hold the Corporation's common shares as capital assets for purposes of the Internal Revenue Code and capital property for purposes of the INCOME TAX ACT; and

       - deal at arm's length with the Corporation for purposes of the INCOME TAX ACT and the Internal Revenue Code.

       For purposes of this discussion, the Corporation will refer to beneficial owners of common shares who satisfy the above conditions as "Unconnected U.S. Shareholders". Such persons do not include, and this summary does not apply to, persons who are "financial institutions" as defined in Section 142.2 of the INCOME TAX ACT and non-resident insurers that carry on business in Canada and elsewhere.

       The Corporation will assume, for the purposes of this discussion, that a shareholder is an Unconnected U.S. Shareholder. The tax consequences to a purchaser of common shares who is not an Unconnected U.S. Shareholder may differ substantially from the tax consequences discussed in this section. This discussion does not purport to deal with all aspects of U.S. or Canadian federal income taxation that may be relevant to particular Unconnected U.S. Shareholders or to certain classes of Unconnected U.S. Shareholders who are subject to special treatment under the U.S. or Canadian federal income tax laws, including, but not limited to, Unconnected U.S. Shareholders who own, actually or constructively, 10% or more of the total combined voting power of all classes of the Corporation's shares, financial institutions, dealers in securities, banks, insurance companies, tax-exempt organizations, broker-dealers, individual retirement and other tax-deferred accounts, U.S. persons whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar, and Unconnected U.S. Shareholders holding common shares as part of a "straddle", "hedge" or "conversion transaction".

       This discussion is based upon:

       -      the INCOME TAX ACT and regulations under the INCOME TAX
              ACT;

       - the Internal Revenue Code and existing and proposed regulations under the Internal Revenue Code;

       -      the Convention;

       - the current administrative policies and practices published by Canada Customs and Revenue Agency;

       - all specific proposals to amend the INCOME TAX ACT and the regulations under the INCOME TAX ACT that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof;

       - the administrative rulings, practice and policies of the U.S. Internal Revenue Service (the "IRS"); and

       -      applicable U.S. and Canadian judicial decisions,

all as of the date hereof and all of which are subject to change (possibly on a retroactive basis) and differing interpretation. This discussion does not consider the potential effects of any proposed legislation in the U.S. and does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the U.S. or foreign jurisdictions, which may differ from the tax consequences described below.

       THIS DISCUSSION IS MERELY A GENERAL DESCRIPTION OF THE U.S. AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS MATERIAL TO A PURCHASE OF COMMON SHARES AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PERSON PURCHASING COMMON SHARES. THIS DISCUSSION DOES NOT DEAL WITH ALL POSSIBLE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE CORPORATION'S COMMON SHARES. THE CORPORATION HAS NOT TAKEN INTO ACCOUNT ANY SHAREHOLDER'S PARTICULAR CIRCUMSTANCES AND DOES NOT ADDRESS ALL CONSEQUENCES TO A SHAREHOLDER UNDER PROVISIONS OF U.S. OR CANADIAN INCOME TAX LAWS. THEREFORE, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES IN APPLICABLE LAWS.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

       Each Unconnected U.S. Shareholder generally will be required to include the U.S. dollar value of any dividend distribution received by such shareholder on the common shares in ordinary income to the extent of the Corporation's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar value of any distribution received in Canadian dollars will be determined based on the spot exchange rate for the date of receipt. The amount of the distribution required to be included in gross income will be determined without reduction for Canadian withholding tax. Therefore, in the event that the distribution is subject to Canadian withholding tax, Unconnected U.S. Shareholders generally will be required to report gross income in an amount greater than the amount of cash received. To the extent any dividend distribution paid by the Corporation exceeds its current and accumulated earnings and profits, each Unconnected U.S. Shareholder's pro rata share of the excess amount will be treated first as a return of capital up to such shareholder's adjusted tax basis in the Corporation's common shares (with a corresponding reduction in basis), and then as a gain from the sale or exchange of the common shares. Unconnected U.S. Shareholders should consult their tax advisors regarding the tax treatment of foreign currency gain or loss, if any, on Canadian dollars received. Dividends paid by the Corporation on its common shares generally will not be eligible for the "dividends received" deduction.

       Subject to certain conditions and limitations, Unconnected U.S. Shareholders may be entitled to claim a credit for U.S. federal income tax purposes in an amount equal to the U.S. dollar value of any Canadian taxes withheld on any distributions that the Corporation makes. Alternatively, Unconnected U.S. Shareholders may in some circumstances claim a deduction for the amount of Canadian tax withheld in a taxable year, but only if such shareholders do not elect to claim a foreign tax credit in respect of any foreign taxes paid in that year. In general, an Unconnected U.S. Shareholder's amount of allowable foreign tax credits in any year cannot exceed such shareholder's regular U.S. federal income tax liability for the year attributable to certain foreign source income. Because distributions in excess of the Corporation's current and accumulated earnings and profits generally will not give rise to foreign source income, Unconnected U.S. Shareholders may be unable to claim a foreign tax credit in respect of Canadian withholding tax imposed on the excess amount unless, subject to applicable limitations, such shareholders have other foreign source income. However, limitations on the use of foreign tax credits generally will not apply to an electing individual Unconnected U.S. Shareholder whose creditable foreign taxes during a tax year do not exceed $300 ($600 for joint filers) if such individual's gross income for the tax year from non-U.S. sources consists solely of certain items of "passive income" reported on a "payee statement" furnished to the Unconnected U.S. Shareholder. In addition, an Unconnected U.S. Shareholder will be denied a foreign tax credit with respect to taxes withheld from dividends received on the common shares to the extent such Unconnected U.S. Shareholder has not held the common shares for a minimum period or to the extent such Unconnected U.S. Shareholder is under an obligation to make certain related payments with respect to substantially similar or related property. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Unconnected U.S. Shareholders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

       Each Unconnected U.S. Shareholder generally will recognize gain or loss on the sale, exchange or other disposition of common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or disposition and such shareholder's adjusted tax basis in the common shares. Any gain or loss recognized by an Unconnected U.S. Shareholder upon the sale, exchange or disposition of common shares held as capital assets generally will be long-term or short-term capital gain or loss, depending on whether the shares have been held by such shareholder for more than one year. Gain or loss resulting from a sale, exchange or disposition of the common shares generally will be U.S. source for U.S. foreign tax credit purposes unless it is attributable to an office or other fixed place of business outside the U.S. and other conditions are met.

       Dividend payments with respect to the common shares and proceeds from the sale, exchange or disposition of common shares may be subject to information reporting to the IRS and possible U.S. backup withholding tax at a rate of 31%. Backup withholding will not apply, however, to an Unconnected U.S. Shareholder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, an Unconnected U.S. Shareholder will provide such certification on IRS Form W-9. Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate form for refund with the IRS.

PASSIVE FOREIGN INVESTMENT COMPANIES

       The rules governing "passive foreign investment companies" can have significant tax effects on Unconnected U.S. Shareholders. If the Corporation is a passive foreign investment company for any taxable year in which an Unconnected U.S. Shareholder owns its common shares, the U.S. federal income tax consequences to such holder of owning and disposing of such common shares may differ from those described above. The Corporation will be classified as a passive foreign investment company for any taxable year if either:

       - 75% or more of the Corporation's gross income is "passive income", which generally includes interest, dividends, some types of rents and royalties and gains from the sale or exchange of assets that produce passive income; or

       - the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of the Corporation's assets that produce or are held for the production of "passive income" is 50% or more.

       In the event that the Corporation is a passive foreign investment company, distributions by the Corporation which constitute "excess distributions", as defined in Section 1291 of the Internal Revenue Code, and gains from the disposition of the Corporation's common shares are subject to special rules, pursuant to which an Unconnected U.S. Shareholder generally must allocate the gain or excess distribution ratably to each day in such holder's holding period for the common shares. The portion of the gain or excess distribution allocated to the taxable year in which the gain was recognized or the excess distribution was received and any taxable year during which the Corporation was not a passive foreign investment company would be taxed as ordinary income for the current year. The portion of the gain or excess distribution allocated to each of the other taxable years would be subject to tax at the maximum ordinary income tax rate in effect for such taxable year and an interest charge would be imposed on the resulting tax liability determined as if that liability had been due with respect to that prior year. In general, an excess distribution is that portion of the total distributions, including a return of capital, received by an Unconnected U.S. Shareholder in a taxable year in excess of 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three immediately preceding taxable years, or such Unconnected U.S. Shareholder's holding period, if shorter. The tax and interest charge on amounts allocated to the taxable years during which the Corporation is a passive foreign investment company, other than the taxable year in which the gain was recognized or excess distribution was received, would be includable in the holder's U.S. federal income tax liability for the current taxable year. This portion of an Unconnected U.S. Shareholder's tax liability could not be offset by net operating losses, and gains (but not losses) realized on the sale of the common shares could not be treated as capital in nature, notwithstanding that the common shares were held as capital assets. However, if an Unconnected U.S. Shareholder makes a timely election to treat the Corporation as a qualified electing fund under section 1295 of the Internal Reveue Code, and if other requirements are satisfied, the above described rules generally will not apply. Instead, the Unconnected U.S. Shareholder would include annually in his gross income his pro rata share of the Corporation's ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. Tax on the income resulting from the qualified electing fund election, however, may be deferred, subject to an interest charge imposed on such tax when due.

       In addition, subject to specific limitations, Unconnected U.S. Shareholders owning actually or constructively marketable shares in a passive foreign investment company may, in certain circumstances, make an election under section 1296 of the Internal Revenue Code to mark that stock to market annually, rather than being subject to the above-described rules.

Amounts included in or deducted from income under this mark to market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses.

       An Unconnected U.S. Shareholder who beneficially owns shares of a passive foreign investment company must file an annual return with the IRS.

       Based upon the nature of the Corporation's revenue and its anticipated corporate structure, it may be treated as a passive foreign investment company. To determine whether the Corporation is a passive foreign investment company, it will be required to examine each year its revenue and expenses and the value of its assets. The tests are complex and require, among other things, that the Corporation determine how much of its income from its license agreements each year will be passive income. The Corporation does not have the necessary data to determine whether these tests will be met for the year 2000 or future years, nor can it predict whether the tests are likely to be met. Moreover, the manner in which the tests apply to the Corporation's business is not certain. Neither the Corporation nor its advisors have the duty, or will undertake, to inform holders of its common shares of a determination that the Corporation is or has become a passive foreign investment company, and the Corporation does not currently intend to take actions necessary to permit holders of its common shares to make a "qualified electing fund election" in the event the Corporation is determined to be a passive foreign investment company. Shareholders are urged to consult their own tax advisors with respect to the potential consequences if at any time the Corporation qualifies as a passive foreign investment company, including the advisability of making a mark to market election if such election is available.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

       In this section, the Corporation summarizes the material anticipated Canadian federal income tax considerations relevant to ownership of common shares by an Unconnected U.S. Shareholder. This section will only apply to an Unconnected U.S. Shareholder who does not use or hold and is not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada for the purposes of the INCOME TAX ACT.

       Under the INCOME TAX ACT, an Unconnected U.S. Shareholder will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless the Unconnected U.S. Shareholder, persons with whom the Unconnected U.S. Shareholder did not deal at arm's length for the purposes of the INCOME TAX ACT, or the Unconnected U.S. Shareholder and such persons owned or had interests in or rights to acquire 25% or more of the Corporation's issued common shares of any class of the capital stock of the Corporation at any time during the five year period immediately preceding the disposition or deemed disposition. Where a capital gain realized on a disposition or deemed disposition of the Corporation's common shares is subject to tax under the INCOME TAX ACT, the Convention will exempt the capital gain from Canadian tax if, on the disposition of the Corporation's shares, the value of its common shares is not derived principally from real property situated in Canada. This relief under the Convention may not be available if the Unconnected U.S. Shareholder had a permanent establishment or fixed base available in Canada during the 12 months immediately preceding the disposition of the shares.

       Dividends paid, credited or deemed to have been paid or credited on the shares to Unconnected U.S. Shareholders will generally be subject to a Canadian withholding tax at a rate of 25% under the INCOME TAX ACT. Under the Convention, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are companies that beneficially own at least 10% of the Corporation's voting shares, the rate of withholding tax on dividends is reduced to 5%.

       The Canadian federal government does not currently impose any estate taxes or succession duties. However, on the death of an Unconnected U.S. Shareholder, there is generally a deemed disposition of the common shares held at that time for proceeds of disposition equal to the fair market value of the shares immediately before the time of death. Capital gains realized on the deemed disposition, if any, will generally have the income tax consequences described above.

               SELECTED CONSOLIDATED FINANCIAL INFORMATION

       The Corporation's consolidated financial statements are prepared in
accordance with Canadian generally accepted accounting principles.   These
principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 11 to the Corporation's consolidated financial statements. The following selected consolidated financial data should be read with the "Management's Discussion and Analysis" section on pages 4 to 12 of the Corporation's 1999 Annual Report, which is incorporated by reference herein, and the Corporation's consolidated financial statements and notes appearing elsewhere in this document. The consolidated statements of operations data for the period from July 28, 1997 (inception) to December 31, 1997, for the years ended December 31, 1998 and December 31, 1999, and the consolidated balance sheets data as of December 31, 1997, 1998 and 1999, are derived from the Corporation's consolidated financial statements that have been audited by KPMG LLP.

SUMMARIZED FINANCIAL INFORMATION DATA

                                                      PERIOD FROM JULY 28,
                                                       1997 (INCEPTION) TO                 YEAR ENDED              YEAR ENDED
                                                        DECEMBER 31, 1997               DECEMBER 31, 1998       DECEMBER 31, 1999
                                                      --------------------              -----------------       -----------------
                                                             (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
     Software development . . . . . . . . . . . . . .                  $ --                  $ 1,678                  $ 1,697
     Services   . . . . . . . . . . . . . . . . . . .                    --                      208                    1,169
     Less: Stock-based compensation related to
          software development  . . . . . . . . . . .                    --                  (1,395)                   (1,644)
                                                                   --------                ---------                ---------
          Net revenue . . . . . . . . . . . . . . . .                    --                      491                    1,222
Operating expenses:
     Cost of services revenue . . . . . . . . . . . .                    --                       61                    1,890
     Research and development . . . . . . . . . . . .                    44                    2,277                    7,536
     Sales and marketing  . . . . . . . . . . . . . .                    39                      412                    2,688
     General and administrative . . . . . . . . . . .                    82                      547                    3,938
                                                                   --------                ---------                ---------
          Total operating expenses  . . . . . . . . .                   165                    3,297                   16,097
                                                                   --------                ---------                ---------
          Income (loss) from operations . . . . . . .                  (165)                  (2,806)                 (14,875)
Interest income . . . . . . . . . . . . . . . . . . .                    10                      107                    1,044
                                                                   --------                ---------                ---------
          Income (loss) before income taxes . . . . .                  (155)                  (2,699)                 (13,831)
Income taxes    . . . . . . . . . . . . . . . . . . .                    --                       --                       --
                                                                   --------                ---------                ---------
          Net income (loss) . . . . . . . . . . . . .              $   (155)               $  (2,699)               $ (13,831)
                                                                   ========                =========                =========
Basic and diluted net income (loss) per share . . . .              $  (0.06)                $  (0.47)               $   (0.82)
                                                                   ========                =========                =========
Shares used in computing basic and diluted net income
(loss) per share (in thousands) . . . . . . . . . . .                 2,752                    5,784                   16,887
                                                                   ========                =========                =========

                                                                                    AS OF DECEMBER 31,
                                                      ---------------------------------------------------------------------------
                                                               1997                          1998                    1999
                                                      --------------------              -----------------       -----------------
                                                                   (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents . . . . . . . . . . . . . .                $1,299                   $2,976                  $65,287
Working capital . . . . . . . . . . . . . . . . . . .                 1,267                    2,333                   64,827
Total assets. . . . . . . . . . . . . . . . . . . . .                 1,321                    3,892                   73,242
Total shareholders' equity  . . . . . . . . . . . . .                 1,288                    3,193                   62,168


QUARTERLY SUMMARY

                                                              QUARTER ENDED                              QUARTER ENDED
                                                                  1998                                       1999
                                                -------------------------------------   -----------------------------------------
                                                  31-MAR    30-JUN    30-SEP    31-DEC    31-MAR     30-JUN     30-SEP     31-DEC
                                                --------  --------  --------  --------  --------  ---------   --------   --------
                                                                         (IN THOUSANDS OF U.S. DOLLARS)
                                                                                   (UNAUDITED)
Net revenue (after deduction of stock-based
compensation related to software development)     $208      $328      $(64)       $19        $51       $12       $766       $393

Net income (loss) before extraordinary items
Total . . . . . . . . . . . . . . . . . . . .     $(27)    $(209)    $(882)   $(1,581)   $(1,598)  $(2,314)   $(3,638)   $(6,281)
Per equity share  . . . . . . . . . . . . . .   $(0.01)   $(0.04)   $(0.18)    $(0.17)   $ (0.14)   $(0.20)    $(0.22)    $(0.23)

Net Income (Loss)
Total . . . . . . . . . . . . . . . . . . . .     $(27)    $(209)    $(882)   $(1,581)   $(1,598)  $(2,314)   $(3,638)   $(6,281)
Per equity share and fully diluted equity
   share basis  . . . . . . . . . . . . . . .   $(0.01)   $(0.04)   $(0.18)    $(0.17)    $(0.14)   $(0.20)    $(0.22)    $(0.23)

DIVIDEND POLICY

       The Corporation has never declared or paid any cash dividends on its common shares. The Corporation currently intends to retain any future earnings to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. There are no restrictions preventing payment of dividends.

EXCHANGE RATES

       As of December 31, 2000, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn. $1.00 equals U.S. $0.6925. The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated, and the exchange rates at the end of the period indicated for one Canadian dollar expressed in U.S. dollars, based on the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                                YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------
                                  1994     1995     1996     1997     1998     1999
                                -------  -------  -------  -------  -------  -------
End of period . . . . . . . . . $0.7143  $0.7323  $0.7301  $0.6999  $0.6504  $0.6925
Average for period  . . . . . .  0.7194   0.7299   0.7353   0.7246   0.6757   0.6743
High for period . . . . . . . .  0.7634   0.7519   0.7519   0.7463   0.7092   0.6925
Low for period  . . . . . . . .  0.7092   0.7042   0.7246   0.6944   0.6329   0.6536

                    MANAGEMENT'S DISCUSSION AND ANALYSIS

       The "Management's Discussion and Analysis" section on pages 4 to 12 of the Corporation's 1999 Annual Report is incorporated by reference herein.


DIRECTORS AND OFFICERS

       The following table sets forth the name of each director and officer of the Corporation, their respective municipalities of residence, all positions and offices of the Corporation held by him or her and his or her principal occupation or employment at present (and for the five preceding years for directors not previously elected by the Shareholders at a shareholders' meeting). Please see "Election of Directors" on pages 9 to 11 of Corporation's Management Information Circular dated April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000 and which is incorporated by reference herein, for the number of common shares of the Corporation beneficially owned or over which control or direction is exercised as of April 7, 2000.

                                        -46-

    NAME AND
 MUNICIPALITY OF                                                       PRINCIPAL OCCUPATION AND                     YEAR BECAME
    RESIDENCE                      OFFICE                                  PRIOR EMPLOYMENT                           DIRECTOR
---------------------------    ---------------------     ---------------------------------------------------------  -------------
 Gregory Wolfond               Chairman and Chief        Chairman and Chief Executive Officer of the Corporation        1997
 Toronto, Ontario              Executive Officer         since April 1998 and September 1997, respectively.  Mr.
                                                         Wolfond founded Footprint Software Inc. (a financial
                                                         services software company) in 1987.  IBM Canada Ltd.
                                                         purchased Footprint Software Inc. in May 1995, and Mr.
                                                         Wolfond continued to serve as Chief Executive Officer
                                                         of Footprint Software Inc. until July 1997, when he co-
                                                         founded the Corporation.

 Christopher E. Erickson       President, General        President and General Counsel of the Corporation since         1998
 Toronto, Ontario              Counsel, Secretary        July 1997 and Secretary since April 1998.  Mr. Erickson
                               and Director              was a corporate/commercial and technology lawyer at
                                                         Fasken, Campbell, Godfrey (a Canadian law firm) from
                                                         1994 to July 1997 and President of Cygnus Computer
                                                         Associates Ltd. (a software engineering firm) from
                                                         January 1989 to July 1997.

 Andre Boysen                  Chief Technology          Chief Technology Officer of the Corporation since              1998
 Toronto, Ontario              Officer and Director      August 1998.  Mr. Boysen was Chief Technology Officer
                                                         of Footprint Software Inc. from March 1996 to March
                                                         1998 and was Chief Executive Officer of Footprint
                                                         Software Inc.'s Asia-Pacific operations between 1994
                                                         and 1996.

 Kerry McLellan                Chief Operating           Chief Operating Officer of the Corporation since June          1999
 Westfield, New Brunswick      Officer and Director      1999.  Dr. McLellan was Executive Vice-President,
                                                         Strategy of the Corporation from August 1998 to May
                                                         1999.  Since 1995, Dr. McLellan has also been President
                                                         of Melansons Waste Management and of Ready John Inc.
                                                         (both waste disposal companies).

 Karen Basian                  Chief Financial           Chief Financial Officer of the Corporation since               N/A
 Toronto, Ontario              Officer                   February 1999.  Ms. Basian was Chief Financial Officer
                                                         and Vice-President, Finance at Hostess Frito-Lay from
                                                         September 1996 to February 1999 and was Director of
                                                         Strategic Planning of Frito-Lay Inc. from July 1995 to
                                                         September 1996.

 Mina Wallace                  Executive Vice-           Executive Vice-President of Field Operations of the            N/A
 Toronto, Ontario              President of Field        Corporation since April 1999.  Ms. Wallace was General
                               Operations                Manager of PeopleSoft Canada Co. from 1996 to April
                                                         1999 and was their Vice-President of Sales from 1991 to
                                                         1996.


                                        -47-

    NAME AND
 MUNICIPALITY OF                                                       PRINCIPAL OCCUPATION AND                     YEAR BECAME
    RESIDENCE                      OFFICE                                  PRIOR EMPLOYMENT                           DIRECTOR
---------------------------    ---------------------     ---------------------------------------------------------  -------------

 Alistair Rennie               Senior Vice-              Senior Vice-President of Marketing of the Corporation          N/A
 Toronto, Ontario              President of              since April 1999.  Mr. Rennie was a business analyst
                               Marketing                 and held various product management and marketing
                                                         positions with IBM Canada Ltd. from 1989 to April 1999.

 David Pasieka                 Senior Vice-              Senior Vice-President, Application Hosting of the              N/A
 Oakville, Ontario             President,                Corporation since January 2000.  Mr. Pasieka was Senior
                               Application Hosting       Vice-President - Local Services of AT&T Canada (a
                                                         telecommunications company) from July 1999 to January
                                                         2000.  Prior to that, Mr. Pasieka was Vice-President
                                                         and General Manager of MetroNet Communications (a
                                                         telecommunications company) from December 1996 to June
                                                         1999.  Mr. Pasieka was also Vice-President Access
                                                         Management from August 1995 to November 1996, and Vice-
                                                         President Marketing from February 1994 to July 1995 of
                                                         Unitel Communications (a telecommunications company).

 Roger Horton                  Senior Vice-              Senior Vice-President, Application Development of the          N/A
 Whitby, Ontario               President,                Corporation since March 2000.  Mr. Horton has been
                               Application               President of Roger Horton & Associates Inc. (a
                               Development               consulting company) since 1996.  Mr. Horton was also
                                                         Vice-President Operations & Technology of CIBC (a
                                                         Canadian chartered bank) from 1995 to 1996.

 Lloyd F. Darlington           Director                  President & Chief Executive Officer, Emfisys division          1998
 Toronto, Ontario                                        of Bank of Montreal since May 1, 2000.  Mr. Darlington
                                                         was Chief Technology Officer and General Manager of
                                                         Bank of Montreal (a Canadian chartered bank) from May
                                                         1996 to April 2000.  Mr. Darlington is also a director
                                                         of Cebra Inc. (an electronic commerce subsidiary,
                                                         wholly-owned by Bank of Montreal) and of Symcor Inc. (a
                                                         payment processing corporation).  Mr. Darlington was
                                                         Executive Vice-President, Operations of Bank of
                                                         Montreal from 1989 to 1996.


                                        -48-

    NAME AND
 MUNICIPALITY OF                                                       PRINCIPAL OCCUPATION AND                     YEAR BECAME
    RESIDENCE                      OFFICE                                  PRIOR EMPLOYMENT                           DIRECTOR
---------------------------    ---------------------     ---------------------------------------------------------  -------------

 Martin A. Stein               Director                  President of Sonoma Mountain Ventures L.L.C. (a                1998
 San Francisco,                                          consulting company he founded) since October 1998, as
 California                                              well as a partner in RSA Ventures (a consulting and
                                                         venture capital company) since 1999.  Mr. Stein was
                                                         Vice-Chairman of Technology and Operations of Bank of
                                                         America Corporation from June 1990 to October 1998.

 James D. Dixon                Director                  Executive of Bank of America.com, a subsidiary of Bank         1999
 Atlanta, Georgia                                        of America, since February 2000.  Mr. Dixon was Group
                                                         Executive of Bank of America Technology and Operations,
                                                         a subsidiary of Bank of America, from September 1998 to
                                                         February 2000.  Mr. Dixon was President of NationsBank
                                                         Services, Inc., a subsidiary of NationsBank
                                                         Corporation, from 1992 until the 1998 merger of
                                                         NationsBank Corporation and Bank of America
                                                         Corporation.

 Harri Vatanen                 Director                  Founder and President of Sonera SmartTrust (a wireless         1999
 London, U.K.                                            e-commerce security company) and Senior Vice-President
                                                         of Sonera Corporation (a telecommunications company),
                                                         formerly Telecom Finland Ltd.  Mr. Vatanen has worked
                                                         in the telecommunications industry for more than 15
                                                         years.  Prior to joining Sonera, Mr. Vatanen worked at
                                                         a communications services management consulting
                                                         company.  Prior to working as a consultant, he worked
                                                         for Nokia Datacommunications in the product development
                                                         and international sales and marketing departments as a
                                                         development manager of future projects.

 Alan Young                    Director                  Vice-President, Access Devices and Distribution                1999
 New Canaan,                                             Technologies for e-Citi, a division of Citigroup Inc.
 Connecticut                                             (a diversified holding company), since March 1998.  Mr.
                                                         Young was Vice-President of Engineering of MTV Networds
                                                         (a multimedia corporation), a division of Viacom Inc.
                                                         (an international entertainment and media company) from
                                                         March 1995 to March 1998.  Prior to March 1995, Mr.
                                                         Young was an executive of MTV Networks.


       The Corporation does not have an executive committee. The Corporation has an audit committee that oversees the retention, performance and compensation of the Corporation's independent auditors, and the establishment and oversight of the its systems of internal accounting and auditing control. The members of the Audit Committee are Kerry McLellan,

Lloyd F. Darlington and James D. Dixon. The Corporation expects to appoint three new members to its board at its annual and special shareholders' meeting scheduled to be held on May 31, 2000, at least two of which will become members of its audit committee. Assuming the shareholders approve the election of three new members to the Board of Directors, the Corporation intends to reconstitute its other committees to include these new members. The Corporation also has the following committees:

       - THE COMPENSATION COMMITTEE, which is comprised of Gregory Wolfond, Martin A. Stein, Alan Young, Christopher Erickson and Kerry McLellan;

       - THE STOCK OPTION COMMITTEE, which is comprised of Christopher Erickson and Andre Boysen; and

       - THE CORPORATE GOVERNANCE COMMITTEE, which is comprised of Christopher Erickson, Kerry McLellan, Lloyd F. Darlington, Martin
              A. Stein and Alan Young.


                        COMPENSATION OF DIRECTORS AND OFFICERS

       See "Executive Compensation" on pages 12 to 18 of the Corporation's Management Information Circular dated April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000 and which is incorporated by reference herein.

       In 1999, the Corporation paid aggregate cash compensation of $1,000,000 to its directors and executive officers, for services in all capacities.


                 OPTIONS TO PURCHASE SECURITIES FROM THE CORPORATION

       See "Election of Directors" on pages 7 to 11 and "Executive Compensation" on pages 12 to 18 of the Corporation's Management Information Circular dated April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000 and which is incorporated by reference herein.


                    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

       See "Interest of Insiders in Material Transactions" on pages 25 to 29 of the Corporation's Management Information Circular dated April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000 and which is incorporated by reference herein.

                             DESCRIPTION OF CAPITAL STOCK


AUTHORIZED AND ISSUED SHARE CAPITAL

COMMON SHARES

       The Corporation's authorized share capital consists of an unlimited number of common shares, of which 36,551,258 common shares were issued and outstanding as of March 31, 2000 (December 31, 1999 - 29,402,426) and an unlimited number of preference shares issuable in series. Holders of common shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders and to receive dividends as and when declared by the Corporation's board of directors. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of common shares are entitled to share ratably in the Corporation's remaining assets available for distribution, after payment of liabilities. A holder of common shares has no preemptive, redemption or conversion rights.

PREFERRED SHARES

       The Corporation's articles provide that its board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series. These preferred shares may be entitled to dividend and liquidation preferences over the common shares. The board is able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of the Corporation.

REGISTRAR AND TRANSFER AGENTS

       The registrar and transfer agents for the Corporation's common shares are Montreal Trust Company of Canada, 8th Floor, 151 Front Street West, Toronto, Ontario M5J 2N1, and American Securities Transfer and Trust Inc., 12039 West Alamenda Parkway, Lakewood, Colorado, 80228.


              CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
                            SECURITIES AND USE OF PROCEEDS

       In February 2000, the Corporation completed its initial public offering, pursuant to a Registration Statement on Form F-1 (File No. 333-90143), which was declared effective by the Securities and Exchange Commission on January 27, 2000, on which date the offering commenced. All of the common shares registered pursuant to the registration statement were sold by the Corporation.

       The managing underwriters of the U.S. syndicate were Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC. The managing underwriters of the Canadian syndicate were Nesbitt Burns Inc., RBC Dominion Securities Inc. and Credit Suisse First Boston Securities Canada Inc.

       6,900,000 of the Corporation's common shares were registered in the offering. The aggregate price of these shares was $179.4 million. The Corporation incurred expenses of approximately $12.5 million in connection with the offering, together with underwriting commissions of $12.6 million. The Corporation's expenses in the offering consisted of payments to parties other than its directors, officers, their associates or holders of 10% of its common shares, except that Nesbitt Burns Inc. is an affiliate of Bank of Montreal, of which Lloyd Darlington, one of the Corporation's directors, served as Chief Technology Officer and General Manager. The aggregate net proceeds of the offering were $166.9 million.

       The closing of the offering took place in February 2000, and therefore none of the proceeds from the offering were used in the year ended December 31, 1999.


                         ADDITIONAL INFORMATION

       Additional information including directors' and officers' indebtedness, principal holders of securities and options to purchase securities, where applicable, is contained in the Corporation's Management Information Circular dated April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000, which involves the election of directors, and which is incorporated by reference herein.

       The Corporation will provide to any person or corporation, upon written request made by such person or corporation to 724 Solutions Inc., Suite 702, 4101 Yonge Street, North York, Ontario, M2P 1N6, attention: Ray McManus, Director, Public Relations and Investor Relations:

       (a) when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

              (i) one copy of the latest annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

              (ii) one copy of the comparative financial statements of the Corporation for the Corporation's most recently completed financial year, together with the report of the auditor thereon, management's discussion and analysis of financial condition and results of operations, as prescribed, and one copy of any interim financial statements of the Corporation subsequent to the date of the latest annual financial statements;

              (iii) one copy of the information circular of the Corporation in respect of the most recent annual meeting of shareholders of the Corporation which involves the election of directors; and

              (iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; and

       (b)    at any other time, the documents referred to in clauses (a)(i),
              (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge from such a person or corporation who is not a security holder of the Corporation, where the documents are furnished under this clause (b).